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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                           ______________________

                                 FORM 10-SB

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                  OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                        STORAGE @CCESS TECHNOLOGIES INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in our Charter)

       Yukon Territories, Canada                            65-1038177
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     (State or other jurisdiction of                   (I.R.S. Employer
     incorporation or organization)                    Identification No.)

        4800 North Federal Highway - Suite A-200, Boca Raton, FL 33431
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         (Address of principal executive offices, including zip code)

                                 (561) 417-0324
              ----------------------------------------------------
              (Registrant's telephone number, including area code)

Securities to be registered under Section 12(b) of the Exchange Act:

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Title of Each Class                         Name of Each Exchange on Which
To be so Registered                         Each Class is to be Registered
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      Securities registered under Section 12(g) of the Exchange Act:

                          Common Stock, no par value
                          --------------------------
                                (Title of Class)

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


                                 INDEX
PART I
ITEM 1.   DESCRIPTION OF BUSINESS........................................  3
ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS..... 12
ITEM 3.   DESCRIPTION OF PROPERTY........................................ 20
ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
          MANAGEMENT..................................................... 20
ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS... 21
ITEM 6.   EXECUTIVE COMPENSATION......................................... 22
ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS................. 25
ITEM 8.   DESCRIPTION OF SECURITIES...................................... 25

PART II
ITEM 1.   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
          EQUITY AND OTHER STOCKHOLDER MATTERS........................... 26
ITEM 2.   LEGAL PROCEEDINGS.............................................. 27
ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.................. 27
ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES........................ 27
ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS...................... 28
PART F/S  FINANCIAL STATEMENTS........................................... 29

PART III  ............................................................... 29

     Item 1. Description Of Business

     Overview

     Storage @ccess Technologies Inc. is a data storage service provider that is building a network of managed storage repositories that are secure and accessible. Compared to traditional in-house storage alternatives, these storage repositories provide end-user customers with low cost access to their data, applications, and key information technology management functions. Storage @ccess' common shares are listed on the Canadian Venture Exchange under the symbol "SSP.V".

     Storage @ccess was originally incorporated under the laws of British Columbia as Cassandra Resources Inc. on January 21, 1987. On June 29, 1993, we changed our name to Consolidated Cassandra Resources Inc. and on September 14, 1993, the Company was continued into the Yukon Territory under the Business Corporations Act (Yukon) and changed our name to "Bolivar Goldfields Ltd." On February 8, 2001 we changed our name to "Storage @ccess Technologies Inc."

     The address of Storage @ccess' headquarters is 4800 North Federal Highway - Suite A-200, Boca Raton, FL 33431 and the telephone number is
(561) 417-0324. Storage @ccess' registered office is located at 199 Bay Street, Suite 2800, Box 25, Commerce Court West, Toronto, Ontario M5L 1A9, Canada.

     Storage @ccess originally operated as a Canadian gold mining company, primarily engaged in the production of gold from our Venezuelan mine and the acquisition and exploration of mineral properties for development and/or sale. In January 2000, Storage @ccess announced our intention to leave the mining industry and to seek an investment in the technology sector. As a consequence of transactions completed in 2000 and 2001, Storage @ccess has ceased to be a mining company and now operates as a data storage service provider.

     Crystallex Disposition
     ----------------------

     Storage @ccess entered into a share purchase agreement with Crystallex International Corporation dated June 26, 2000 pursuant to which Storage @ccess agreed to sell to Crystallex all of our mining assets in exchange for the payment to Storage @ccess of $5.0 million in cash, of which $0.5 million was advanced back in return for a promissory note, a $2. 0 million non-interest bearing promissory note less a $0.2 million offset for settlement of a value-added tax receivable, and the assumption by Crystallex of $12.9 million of Storage @ccess' bank debt. $0.8 million of the notes was paid in cash in October 2000, and the remainder of the notes was paid in freely tradeable shares of Crystallex in November 2000. Storage @ccess closed this transaction on July 27, 2000. We completed the disposition of all of these shares in 2001.

     SAI Transaction
     ---------------

     In April 2000, we entered into a letter of intent to acquire Champion Solutions Group, Inc., which specialized in providing information technology infrastructure, including storage solutions. This transaction was not completed and in August 2000 we instead agreed to acquire certain intellectual property related to Champion's storage business. Pursuant to a purchase agreement dated as of October 20, 2000 among Storage @ccess, Champion and the shareholders of Storage Access Inc., Storage @ccess agreed to acquire all of the issued and outstanding common shares in the capital of Storage
Access Inc. in a transaction we refer to as the SAI Transaction. Storage Access, Inc. was a newly formed company that commenced business in August 2000 and whose sole assets were this intellectual property. In return, Storage @ccess agreed to issue 12,600,000 shares and 2,000,000 options allocated as follows:

     * 1,320,000 common shares of Storage @ccess to the selling shareholders of Storage Access Inc.,

     *   5,280,000 common shares of Storage @ccess to Champion,

     * 2,400,000 common shares of Storage @ccess to employees of Champion who assisted in establishing Storage @ccess' data storage business and joined Storage @ccess as management upon the completion of the SAI Transaction,

     * 3,600,000 common shares of Storage @ccess to third parties in payment of a finder's fee incurred by Storage @ccess in arranging the SAI Transaction, and

     *   2,000,000 options to Champion and employees of Champion.

     On October 13, 2000, Storage @ccess held a special meeting of shareholders at which our shareholders approved, among other things:

     * the SAI Transaction, including the issuance of the shares described above;

     *   the change of our name to "Storage @ccess Technologies
         Inc."; and

     * an increase in the number of options reserved for issuance pursuant to Storage @ccess' incentive share option plan.

      Storage @ccess closed the SAI Transaction in escrow on October 30, 2000 pending approval of Storage @ccess' continued listing on The Toronto Stock Exchange or approval for trading on the Canadian Venture Exchange or CDNX. On February 13, 2001, Storage @ccess formally closed the SAI Transaction in conjunction with our name change to "Storage @ccess Technologies Inc." The common shares of Storage @ccess were voluntarily delisted from The Toronto Stock Exchange effective the close of trading on February 9, 2001 and commenced trading on the CDNX on February 12, 2001 under the symbol "SSP.V".

     Equity Transactions
     -------------------

     As part of the SAI Transaction, on September 7, 2000, we closed in escrow a C$22.0 million special warrant financing, with the net proceeds of US$14.0 million earmarked for use in our operations. Two-thirds of these funds were released from escrow during 2000 and the remaining one-third was released from escrow upon the closing of the SAI Transaction. Additionally, we sold all of our shareholdings of Wavve Telecommunications, Inc., a public company, and all of our shareholdings of Crystallex for the purpose of adding working capital to our operations.

     Effective as of February 12, 2001, the 2,400,000 shares issued to management became subject to an amended escrow agreement with significant risk of forfeiture if specified milestones related to the development of the business were not achieved. As of December 31, 2001, the milestones contained in the escrow agreement were not met, all of these shares were returned by the holders and cancelled and the agreement was terminated.

     On September 7, 2001, shareholders Taribo Holdings Limited and Miguel De La Campa, then a director, each acquired 2,640,000 common shares of Storage @ccess from Champion in exchange for the assumption by Taribo and Mr. De la Campa of the promissory note from certain Champion shareholders to Storage @ccess in the amount of approximately $485,000 as of December 31, 2001 including interest of approximately $20,000.

     On October 1, 2001, Mr. De La Campa and Taribo each returned 1,640,000 common shares to us for cancellation. The cancellation of the 3,280,000 common shares was part of a severance agreement with Messrs. Miguel De la Campa, a former director, former CEO and director Serafino Iacono, and former corporate secretary Peter Volk. This package included, but was not limited to US$550,000 in severance pay, the cancellation of all previously held stock options, and the issuance of 1,500,000 new stock options at C$0.50, expiring on March
31, 2003.   The Champion shareholders' promissory note to Storage
@ccess has been written down to $250,000 as a result of the reduction in the net value of the securities pledged as collateral and a dispute over the actual amount of the promissory note as a result of the return and cancellation of the 3,280,000 shares.

     As a result of the disposition of our mining operations, from July 27, 2000 to February 13, 2001, we had no operating business. On February 13, 2001, with the closing of the SAI Transaction, SAI became our sole operating business.

Our Business

          General

     Storage @ccess is a data storage service provider that is building a North American network of managed storage repositories that are secure and easily accessible by the Internet, or a direct connection. These storage repositories provide users with low cost access to their data, applications, and critical information technology management functions including backup and restore, replication, business continuance, space management, media management and other necessary data management services. All of Storage @ccess' services are designed to lower our users' ongoing cost of computing by addressing the high costs associated with in-house storage management.

     Storage @ccess' network is the integration of numerous storage facilities, known as storage network access points, or SNAPs, that are co-located in partner data centers. All such SNAPs connect to Storage @ccess' storage delivery center or SDC, the main control and monitoring facility for the network. It is currently Storage @ccess' intention that the network will ultimately span North America.

     In late 2001, Storage @ccess made its initial client sales and is currently providing these clients with storage services.

     The Storage Services Industry

     The storage service industry provides the infrastructure that enables users to meet the growing demands of today's complex application environments. Progress in high-end enterprise applications, the growth of the Internet, the evolution of Windows-based systems and the emergence of new applications are all serving to drive the need for storage. To remain competitive, organizations must focus on data gathering and analysis. The Internet and e-commerce are also driving demand for greater storage capabilities. Today, the United States and Canada account for the significant portion of all Internet users; however, growing international use of the Internet will increase the breadth of, and globalize, the available audience, which will also translate into increased Internet activity and greater demand for storage. Additionally, the transition of Windows-based systems from a user desktop-computing device to a true data center communication and computing appliance is also having a profound effect on storage. Applications such as digital photography, video conferencing, voice, and MP3 are all increasing the need to store more data. For example, one minute of telephone quality voice requires 0.36 megabytes or MB of storage while one minute of CD quality sound requires 10.6 MB of storage.

     As these applications have continued to drive demand for storage, the amount of data under management has grown at an ever-increasing rate. Reasons for this include:

     * Existing applications growth, such as bank or credit card records and transactions, airline reservations, enterprise resource planning and email.
     * New applications and delivery systems including Internet, intranet and multimedia.
     * Low hardware costs driven by unprecedented price declines and improvements in technology.

     Networked storage is rapidly emerging as the growth technology for enterprise class customers with our ability to lower the ongoing costs of storage management. Our acceptance into the marketplace has increased demand for our deployment and use. Two architectures for networked storage have evolved, networked attached storage or NAS and storage area networks or SAN.

     NAS is a storage networking architecture that allows storage subsystems to connect directly onto the existing local area network or LAN. In traditional server-attached storage environments, application server processor cycles are used to transfer files from the storage devices to the network clients. NAS architecture avoids this application processor overhead by attaching an inexpensive server to a disk subsystem, and then directly attaching the combined system onto the LAN.

     In an open system SAN, heterogeneous servers connect to a variety of storage devices, typically via a fiber channel network that uses either optical or copper cabling. The storage devices form a pool and are externalized from individual servers, allowing the storage resources to be shared among all the servers on the network. Through the SAN, large numbers of users can simultaneously access data stored on various subsystems. This architecture offloads the data movement from the LAN, conserving bandwidth and avoiding negatively impacting server performance.

     While there has been considerable debate in the storage industry as to which architecture will predominate, Storage @ccess has designed an infrastructure that combines the best aspects of both technologies to deliver our services.

     One recent trend is that of a storage service provider or SSP. The SSP provides outsourced data storage and storage management solutions, greatly reducing the space and personnel requirements needed to manage a storage pool. It also allows for flexible scalability at a "pay-as-you-go", fixed monthly cost per MB of use.

     Storage @ccess' Solutions
     -------------------------

     Storage @ccess, as an SSP, provides off-site hosted storage solutions that give customers the ability to connect to a highly scalable and manageable pool of data storage, delivered at a fixed monthly cost per MB. Storage @ccess operates through a utility model; which is a methodology of delivering storage to users much in the way telephone service and electricity are delivered. With electrical service as an example, the user simply plugs into a wall outlet, and is only charged for how much electricity is used. The user is not concerned with what the electric company does to deliver the electricity, as long as appliances work.

     A storage utility is very similar. It allows users to simply "plug-in" and to connect into a virtually unlimited amount of managed storage capacity. The user is only charged for how much storage is used, and has true capacity-on-demand, eliminating the need to pre-purchase unused storage for planned growth or temporary management activities. Additionally, because the storage provider handles all of the storage management functions, it eliminates the need for users to maintain those resources in-house or at a dedicated facility, greatly lowering the costs of computing. This model allows users to store, share and access their information anytime, from a variety of Internet-connected devices, located anywhere in the world.

     The storage utility provides high levels of service while eliminating enormous space and personnel requirements currently burdening organizations of all sizes. Additionally, it reduces ongoing storage management costs to a fixed, controllable expense and adds storage-on-demand scalability with pay-as-you-grow flexibility.

     At present Storage @access has two operational storage utilities, one in Atlanta and one in Chicago. Both of these are co-located in partner data centers and have customers online. In addition Storage @access has two additional, fully configured SNAPs in our Boca Raton warehouse ready for rapid deployment as customers or partners sign up
in other  metropolitan areas.   Services became available and the
first customers came online in October 2001.

     User Profiles

     Storage @ccess has identified three classes of potential storage utility users, depending on the user's preferred method of connectivity. These types are:

     * Small Business User - connects through a dedicated or wireless Internet connection, uses a relatively small amount of storage and needs capacity, data sharing, and protection of critical files. A typical user of this type would be a remote sales representative connecting to the Internet from a laptop or a small business with a dedicated high-speed connection to the Internet. Storage Access has three Small Business User customers using this service at present.

     * Co-located User - has a server located at Storage @ccess' facility connected with high bandwidth links. The co-located user requires a relatively larger amount of capacity and has robust management, performance and scalability needs. A typical user of this type would include application service providers or ASPs, web-based companies, service providers and other organizations with servers hosted in co-location facilities. Storage @ccess has two Co-located User customers using the service at present.

     * Remote/Direct Attach User - has similar requirements as the co-located user; however, because the servers are not co-located, connection is made via a dedicated, high-speed link from the user's location directly into Storage @ccess' facility. A typical user of this type would be an organization with its own data center that has chosen to outsource some or all of our data storage requirements. Storage Access has two Remote/Direct Attach User customers using the service at present.

     Product/Service Strategy

     All of Storage @ccess' service offerings are designed to improve the performance of a client's data storage system and reduce the costs of personnel and space required by users to manage, maintain and support a storage infrastructure. Additionally, our services offer increased productivity and efficiency, while providing the security of knowing that critical data is protected.

     Storage @ccess satisfies the needs of all three types of users through six classes of services. These service classes are

     *   Data Protection;
     *   Backup and Restore Management;
     *   Capacity-On-Demand;
     *   Space Management;
     *   Disaster Recovery Planning; and
     *   Consulting.

     Services can be combined from multiple classes to create unique, customized solutions specific to individual user requirements. Pricing is based on a monthly, per MB fee, with set-up and consulting fees chargeable in any class. All services are fully deployed and available for customers user at present. Revenue has been recognized for Data Protection, Backup and Restore Management, Capacity-On-Demand and Consulting services.

     All products and services are provided under an umbrella brand - ASAP - Always Secure, Available and Protected. This overall product brand emphasizes our commitment to ensuring high availability in a safe, secure and protected environment. The ASAP brand also emphasizes our ability to deliver storage very rapidly based on customer needs.

     Each of the services offers 24 x7 monitoring and support, redundancy and whatever level of service a customer chooses.

     ASAP Data Protection Services

     One of the most significant challenges information technology managers are faced with today is how to accomplish routine backups with the massive amounts of distributed data that exists in an enterprise while minimizing the impact to the production environment. Storage @ccess' Data Protection Service is designed to solve these challenges by providing customers with regularly scheduled backups, full restore capability and zero data loss.

     Additionally, Storage @ccess provides secure media vaulting, media management and a complete line of complementary services including space management, tape inventories and audits, media conversions, recovery testing and daily disaster recovery plan requirements generation. The basic ASAP Data Protection package includes:

     *   Daily backups;
     *   Full restore capability;
     *   Use of fully automated tape library;
     * Complete media management, such as loading, unloading, labelling, tracking, etc.;
     *   Secure media vaulting;
     * Ability to add hierarchical storage management, archiving functions, tape inventories/audits, periodic disaster recovery testing or any capacity-on-demand;
     *   Business continuity service; and
     * Access to all ASAP services as required to meet rapid growth or incremental storage needs;

     ASAP Backup and Restore Management Services

     Some customers may prefer to own and operate their own storage equipment and maintain their storage environment entirely on site.
For these customers, Storage @ccess will provide a pure management service at a low cost per gigabyte managed. The services are similar to those in our ASAP Data Protection offering, however, we do not provide the storage hardware and software. Additionally, Storage @ccess provides secure media vaulting, media management and a complete line of complementary services including space management, tape inventories and audits, media conversions, recovery testing and daily disaster recovery plan requirements generation. The basic ASAP Backup and Restore Management Service package includes:

     *   All staffing and personnel services;
     *   Equipment ordering and management;
     *   Daily backups;
     *   Periodic restore testing;
     *   Complete media management;
     *   Secure media vaulting;
     *   Business continuity service; and
     * Access to all ASAP services as required to meet rapid growth or incremental storage needs.

     ASAP Capacity-on-Demand Services

     Using our SNAP architecture and SDC support, Storage @ccess provides a storage utility infrastructure as the foundation for delivery of our ASAP Capacity-on-Demand service. This service offering provides users secure access to a virtually unlimited supply of protected managed storage, available at a monthly, "pay-as-you-grow" cost basis. Additionally, users gain access to Storage @ccess' fully redundant and fault tolerant data center facilities. The ASAP Capacity-on-Demand Service also eliminates the large equipment, personnel and space requirements associated with provisioning and managing a storage infrastructure.

     The ASAP Capacity-on-Demand Service is Storage @ccess' basic hosted disk capacity offering. It includes:

     *   Connection to Storage @ccess' storage wide area network;
     *   Easily scalable storage-on-demand;
     * High availability with comprehensive service level agreement and uptime guarantee;
     *   Continuous (7/24/365) monitoring, management, and redundancy;
         and
     * Protection, security, convenience, and cost savings of Storage @ccess' data center housing equipment.

     ASAP Space Management Services

     Using our SNAP architecture and SDC support, Storage @ccess provides clients with the ability to make better use of their existing storage capacity and optimize the utilization of expensive high availability storage by automatically moving infrequently used files to lower cost storage media. Management of this process is transparent to the end user and all files are available to users. The client is able to delay or eliminate the need to buy additional storage assets and can utilize the capacity on demand offerings as their storage requirements grow. This approach provides higher performance for existing systems with adequate performance for infrequently used files.

     The basic ASAP Space Management Service offering includes:

     *   Connection to Storage @ccess' storage wide area network;
     * Automatic transfer of infrequently used files to a lower cost storage media;
     *   Availability on infrequently used files on demand;
     *   Easily scalable storage-on-demand; and
     * Protection, security, convenience, and cost savings of Storage @ccess' data center housing equipment.

     ASAP Disaster Recovery Planning Services

     For organizations that rely on continuous access to their mission critical information, the ASAP Disaster Recovery Planning Service ensures data availability by providing multiple copies of users' data in multiple geographic locations. Storage @ccess can additionally support co-located fail-over servers for complete protection against any unplanned outage impacting the technical or facility infrastructure supporting critical business applications.

     Storage @ccess' ASAP Disaster Recovery Planning Services provide constant data protection with zero data loss and uninterrupted service during outages and disasters. The base ASAP Disaster Recovery Planning Service includes:

     * Integration with clients' overall disaster recovery planning strategy;
     * Remote synchronous data replication to Storage @ccess' facility;
     *   Point-in-time copies on demand;
     *   Protection from infrastructure and technical disasters;
     *   Daily backups;
     *   Daily auditable disaster recovery plans;
     *   Media management and vaulting; and
     *   Global data distribution capability.

     ASAP Consulting Services

     Storage @ccess offers a full line of consulting services focused on increasing performance, availability and scalability; and lowering the ongoing costs of computing through improved storage management. Storage @ccess' ASAP Consulting services include:

     *   Storage management evaluation;
     *   Implementation and training;
     *   Data migration;
     *   Business continuance planning; and
     *   Data center moves.

     In addition to the hosted storage solutions described above, Storage @ccess will provide a wide range of consulting services related to storage management. Some of the consulting services will be an extension of the hosted solutions, such as storage planning and analysis and systems architecture and design. Other consulting services may be independent of any hosted services, such as disaster recovery planning and training.

     Storage Network Architecture

     Storage @ccess' network is the integration of our storage facilities, known as SNAPs, that are co-located in partner data centers. All SNAPs connect via TCP/IP to the SDC, the main control and monitoring facility for the network, eliminating the need for any technical personnel at the SNAP facilities. It is currently Storage @ccess' intention that the network will initially cover the Eastern United States and ultimately span North America. Storage @ccess currently is located in three SNAPs, which service the Chicago, Atlanta, and South Florida metropolitan areas.

     Storage Network Access Points

     The SNAPs use a combination of technology from IBM, INRANGE Technologies Corporation, Tivoli Systems Inc., Cisco Systems, Inc., FalsonStor Software, Inc and others to create a highly functional and manageable SAN to support Storage @ccess' services across the three levels of users. A variety of storage subsystems and architectures are used to provide various levels of protection and performance based on customer application requirements. The high scalability of the infrastructure makes it easy to start with a small amount of initial storage at each SNAP, and rapidly add additional capacity as new users are added and storage needs grow. The SNAP has been designed to support almost any open system storage device from any manufacturer, allowing the most cost-effective storage to be deployed and managed under a common utility. Additionally, the SNAPs have been designed to operate with no staff on-site and all monitoring and help desk functions provided by the SDCs. Storage @ccess will implement a SNAP in partnership with business partners who commit to minimum guaranteed revenue levels and other business and marketing criteria. Partners that don't meet Storage @ccess' minimum criteria still have the opportunity to purchase the SSP infrastructure and outsource the managed operations to Storage @ccess.

     Service Delivery Centers

     Storage @ccess intends to establish several highly secure SDCs in strategic locations in North America, starting on the east coast.
Each SDC will remotely monitor, manage, diagnose and maintain Storage @ccess' network. The SDCs provide inherent redundancy with the ability to manage any SNAP from any SDC. Storage @ccess currently has a SDC in Boca Raton, Florida.

     Co-location Facilities

     We have co-location facilities in which we place storage servers to provide our services. We previously leased space with Switch and Data LLC in New York, Miami, Atlanta and San Diego. On December 28, 2001, we vacated the computer data centers located in New York and Miami and migrated all customer data to Atlanta, Georgia. In March 2002, we entered into a letter of intent to deploy in data centers owned by the Exodus subsidiary of Cable & Wireless located in Austin, Texas.

     Security

     Storage @ccess provides our users with high levels of security to protect their data from theft or corruption. Storage @ccess ensures data security with compression, encryption and multiple-level password-protected as well as physical access control. Additional precautions, such as virtual private network and electronic identification techniques, such as palm scanners and badge readers, may also be used. Storage @ccess has also contracted with our co-location partners to build hard-walled "suites" within each co-location facility, requiring at least one additional level of physical access control.


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


     Sales and Marketing

     Storage @ccess deploys a hybrid marketing and sales strategy combining the expertise and contacts of our direct sales representatives with the distribution capability of partner channels for indirect sales. Eventually Storage @ccess expects that the vast majority of its revenues will be from partner channels, however in the first few years we expect to close up to half of our business through our direct sales force. Storage @ccess has three levels of channel partners:

     * Service Provider - These are managed service providers or MSPs, application service providers or ASPs or Internet Service Providers or ISPs that host a Storage Utility in their data center facilities and offer Storage Access Solutions under their own private brand. Service Provider Partners receive full sales, marketing and technical support, and benefit from a top-line revenue structure.

     * Business Partner - Business Partners are Internet data centers or IDCs, value-added resellers or VARs, co-location providers and systems integrators that resell Storage Access solutions. Business Partners receive full sales, marketing and technical support, and generate income from a generous revenue sharing structure. They also earn referral income through the Agent Partners that they recruit.

     * Agent - Agents are information technology consultants, bandwidth providers or affiliate enterprises that earn fixed revenues simply by referring customers. Storage Access or one of their Service Provider partners fully service the end user, eliminating the need for the Agent to invoice the end user or carry any receivables.

     Storage @access has agreements with ten Business Partners which have not established a minimum level of guaranteed revenue or referred a customer which is online at present.

     Storage @ccess' sales staff is comprised of direct sales representatives, channel managers and solution architects. Direct sales representatives work with leads from referral partners and from cold calling and telemarketing campaigns. Channel managers will be responsible for recruiting and supporting Service Partners, and helping them design and execute programs to build their SSP businesses. Solution architects are experts in storage management and provide pre- and post-sales technical support to the Partners and their customers. Currently Storage @ccess has 12 employees in sales, channel and technical sales support roles.

      Storage @ccess will exploit the reseller channels, and marketing efforts of our Service and Business Partners. Storage @ccess will offer marketing material to our Service and Business Partners that may be customized with their logo and company information. Additionally, Storage @ccess, at our discretion, may participate in joint marketing and promotional activities with our Service and Business Alliance Partners. This may include, but not be limited to, trade show appearances, media advertising, and direct marketing efforts.

     On November 13, 2000, Storage @ccess, entered into a business partner agreement with IBM that will allow Storage @ccess to leverage our storage business with IBM's leading role in enterprise technology to assist Storage @ccess in our establishment as an SSP. The partnering relationship also includes an agreement between Storage @ccess and a division of IBM that provides Storage @ccess with a financing arrangement that will enable Storage @ccess to accelerate the build out of our global network by allowing Storage @ccess to purchase IBM and non-IBM equipment to be installed at Storage @ccess' data facilities. In addition, in February, 2001, we announced an initiative with IBM to deliver storage industry solutions to customers in North America.

     Target Markets

     Potential users include any organization that has storage needs. Initial efforts are focusing on law firms, accounting firms, media companies and hospitality businesses. Storage @ccess has identified certain applications that are very storage intensive and therefore will initially focus our marketing efforts on these applications, within defined geographic territories.

     Applications

     Storage @ccess focuses on providing services, through our marketing partners, to seven application environments:

     *   Database and file systems;
     *   Document management;
     *   Messaging and calendaring;
     *   Lotus notes/Microsoft Exchange;

     *   MP3;
     *   Digital video; and
     *   Content management.

     Geographic Territories

     Storage @ccess initially intends to focus on Tier 1 and Tier 2 cities throughout North America with an initial focus on the US East Coast market, particularly Atlanta, Chicago, New York and Florida. Storage @ccess currently has a SNAP located in each of Boca Raton, Florida, Atlanta, Georgia and Chicago, Illinois. Additional SNAPs will be deployed as demand requires.

     Additional SNAPs will be constructed in locations offering high bandwidth connectivity, in data centers owned by Storage @ccess'
Partners or non-partner data centers in selected key cities.

     Competition

     The data storage market is highly competitive. While there are substantial financial barriers to entry in the SSP market, Storage @ccess expects that it will face competition from traditional storage solutions and will face additional competition from new market entrants. Storage @ccess believes that the principal competitive factors affecting the market include:

     *   Relationships with customers;
     * Quality of customer service, responsiveness and overall value proposition;
     * Security, reliability, ease of use and rapid deployment of services;
     *   Engineering and technical expertise;
     *   Brand recognition and reputation;
     *   Network infrastructure;
     *   Breadth of storage services offered;
     * Relationships with hosting providers, equipment vendors, and communication services providers;
     *   Ability to attract and retain skilled professionals;
     *   Financial resources; and
     *   Price.

     Storage @ccess' primary competitors are SSPs such as StorageNetworks, Inc., Storage Way Inc., Arsenal Digital Solutions, Storability, Inc. and WorldStor, Inc. Additionally, Storage @ccess faces competition from traditional storage hardware, software and service vendors, including IBM, Compaq Computer Corporation, EMC Corporation and Hewlett Packard Company, all of which have recently announced an initiative to supply equipment to Internet service providers and companies that manage the networks of web-based businesses. As the market matures traditional service providers such as Quest will begin to provide more services in this market. Storage @ccess expects that additional companies will enter into the SSP market.

     A significant competitor is the client's in-house information technology department. Outsourcing storage is a relatively new concept and until buying storage as service rather than as a product becomes a mainstream activity many IT managers will prefer to manage their storage needs themselves.

     Many of the storage vendors and other established businesses that have or may enter the SSP market have significantly greater financial resources, larger development, sales and marketing staffs, longer operating histories, greater name-recognition, larger client bases and more established relationships in the data storage industry. As a result, these competitors may be able to rapidly establish or expand data storage service offerings and related infrastructure more quickly, adapt to new technologies and customer requirements faster, take advantage of acquisition and other opportunities more readily, and adopt more aggressive pricing policies than Storage @ccess may be capable of doing.

     Intellectual Property

     Storage @ccess relies on a combination of trademark, trade secret and copyright laws and contractual restrictions to protect the proprietary aspects of our services. These legal protections afford only limited protection. Storage @ccess has no patents. Storage @ccess seeks to limit disclosure of our intellectual property by requiring employees, consultants, and business associates with access to our proprietary information to execute confidentiality agreements with it and by restricting @ccess to our proprietary information. Due to rapid technological change, Storage @ccess believes that factors such as the expertise and technological and creative skills of our personnel, new services and enhancements to our existing services are more important to establishing and maintaining our proprietary technology position than the various available legal protections.

     Despite Storage @ccess' efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of Storage @ccess' services or obtain and use information that it regards as proprietary. The laws of many countries do not protect proprietary rights to the same extent as the laws of Canada and the United States. Litigation may be necessary in the future to enforce Storage @ccess' intellectual property rights, to protect Storage @ccess' trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Any such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on Storage @ccess' business, operating results and financial condition. There can be no assurance that Storage @ccess' means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar information or technology. Any failure by Storage @ccess to adequately protect our intellectual property could have a material adverse effect on our business, operating results and financial condition.

     Employees

     As of December 31, 2001 Storage @ccess had 21 full-time employees of which 4 were executive and administrative, 12 in sales and marketing and 5 in technical. None of Storage @ccess' employees are covered by a collective bargaining agreement or are represented by a union.
Storage @ccess believes that our relations with our employees are good.

     Item 2.  Management's Discussion and Analysis or Plan  of
              Operations

     General

     We are a Canadian public corporation currently trading on the CDNX under the stock symbol "SSP". Until July 27, 2000, our operations concentrated on mining exploration, development and production; on that date, we sold all of our mining assets to Crystallex International Corporation for cash of $5.0 million, of which $0.5 million was advanced back in return for a promissory note; a non-interest bearing promissory note of $2.0 million, less a $0.2 million offset for settlement of a value-added tax receivable, and the assumption by Crystallex of our bank debt in the amount of $12.9 million, and changed our focus to our current operations as a data storage services provider. Our mining operations have been presented as discontinued operations in the financial statements and accordingly all periods presented have been restated to give effect to the disposition of the mineral properties.

Results of Operations

     Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

     The following discussion of our operating results and financial position should be read in conjunction with the audited consolidated financial statements and related notes for year ended December 31, 2001. Amounts are in United States dollars unless otherwise stated.

     The data storage solutions business is in the development stage and has not yet generated any significant revenues. Net revenue for the year ended December 31, 2001 was approximately $31,000, compared to no revenues in 2000. Additionally, we earned approximately $0.4 million in interest income in 2001.

     Operating costs for the year ended December 31, 2001 of $4.8 million consisted of items related to our establishment of the data storage solutions business, such as data center costs, bandwidth and technical personnel, approximately $1.7 million of compensation expense related to the issuance of shares to operating management, and included a reserve for the expected costs of vacating data centers in New York and Miami. There were no comparable operating costs in 2000.

     Selling, general, and administrative costs related to our headquarters in Boca Raton and former corporate office in Canada for the year ended December 31, 2001 were $5.2 million compared to less than $1.1 million for the December 31, 2000 period. They included salaries, net severance pay of approximately $400,000, office costs, legal and statutory expenses, marketing and promotional materials, publications, tradeshows, and costs related to investor relations.

     Amortization of intangible assets for the year ended December 31, 2001 of $2.3 million related to the intellectual property acquired as part of the SAI Transaction, which is being amortized over 36 months. Amortization of property, plant and equipment for the year ended

December 31, 2001 of $0.8 million related to the current charges on our physical assets. In the fourth quarter of 2001, there was an impairment loss recognized of $5.2 million as management determined that the carrying value of the intangible asset was no longer recoverable based on an evaluation of undiscounted cash flows. There was no amortization in the 2000 period.

     Foreign exchange loss of $0.3 million for the year ended December 31, 2001 compared to a loss of $0.2 million for the 2000 period, relates to the translation of foreign-denominated balances, primarily Canadian, into U.S. dollars.

     The equity loss in investee in the amount of $0.4 million for the year ended December 31, 2001 arose from our investment in SAI during the period January 1, 2001 to the close of the SAI Transaction on February 13, 2001, which arose due to the fact we accounted for our investment in SAI under the equity method until that date. The equity loss in investee for 2000 of $2.5 million includes the losses incurred by Wavve in the period from January 1, 2000 to June 30, 2000 and SAI for the period from August 28, 2000 to December 31, 2000. In the third quarter of 2000, we changed our method of accounting for the investment in Wavve from the equity basis to the cost basis. This was due to a dilution of our interest in Wavve. The result is that Wavve's losses were no longer accounted for in our income statement after June 30, 2000.

     Gain on sale of marketable securities of $0.2 million consisted of the net gain of approximately $0.6 million we realized on the sale of Wavve shares less the loss of $0.4 million relating to our sale of our shares of Crystallex.

     As a result, we had a loss of $18.3 million, or $0.34 per share for the year ended December 31, 2001 compared to a loss of $18.0 million, or $0.94 per share for the year ended December 31, 2000 of which $15.2 million related to the discontinued mining operations.

Liquidity and Capital Resources

     At December 31, 2001 we had a working capital surplus of approximately $2.9 million compared to $15.5 million at December 31, 2000. In addition, we had $2.35 million in restricted cash that is pledged as collateral to support letters of credit issued on behalf of SAI to assist it in financing equipment leases and purchases.

     We expect that our existing cash resources will last until approximately June, 2003, based on our current plan, after which we may need to raise additional capital. However, circumstances may arise, which may affect our current business plan, and could result in the depletion of our existing cash resources in a shorter period of time.

     Cash and cash equivalents in escrow of $4.7 million at December 31, 2000 related to the one-third of the funds received pursuant to the C$22 million private placement carried out to raise working capital to fund SAI subsequent to our acquisition.

     Marketable securities in 2000 included shares of Wavve, Crystallex and Chevron Corporation. We held no shares of Wavve, Crystallex or Chevron at December 31, 2001, compared to December 31, 2000 when we held 7.1 million shares of Wavve, 1.0 million shares of Crystallex and 500,000 shares of Chevron. At December 31, 2000 the carrying value of marketable securities was $2.1 million and the fair value, based on quoted market values was $3.4 million.

     Accounts receivable and other current assets of $0.2 million at December 31, 2001 and $0.3 million at December 31, 2000 primarily consisted of deposits, receivables from companies with which the Company has shared offices, as well as a Goods and Services Tax refund from the Canadian government.

     Long term investment at December 31, 2001 was nil; for December 31, 2000, it was $0.6 million and related to the equity accounting of SAI at that time due to the SAI Transaction being in escrow, and consisted of advances of $1.7 million less SAI's loss of $1.1 million.

     Property, plant and equipment of $4.7 million at December 31, 2001 consisted primarily of our Storage Network Access Point or SNAP facilities in Chicago, south Florida, and Atlanta; Development Center and Service Delivery Center in Boca Raton; office equipment; and equipment purchased for future deployments. At December 31, 2000, we had no property, plant and equipment.

     Accounts payable and accrued liabilities of $1.6 million at December 31, 2001 comprised an accrual for lease costs of facilities no longer used by us of approximately $1.1 million and other accounts payable and accrued liabilities of $0.5 million arising in the ordinary course of business. At December 31, 2000, accounts payable and accrued liabilities of $0.9 million comprised $0.5 million in accrued severance and salary obligations and other accounts payable and accrued liabilities $0.4 million arising in the ordinary course of business.

     Loan payable to former affiliate was nil at December 31, 2001 and $0.6 million at December 31, 2000 and represented the outstanding principal, plus interest, on a loan we had previously obtained from Wavve, for which payment had been postponed until our bank loans were repaid. The Wavve loan was secured by our holdings of our common shares of Wavve, and was paid off on May 25, 2001.

     Financing Activities

     In February 2001, 12.6 million common shares were issued pursuant to the SAI Transaction, for which we recorded a value of $8.9 million for the issuance of shares related to the SAI Transaction. In addition, during 2001 we issued other shares as follows:

     * 728,379 common shares were issued to satisfy a severance obligation and accrued salaries of $526,000 owed to former officers; and

     * 125,000 common shares, for cash consideration of $41,681, were issued pursuant to the exercise of share purchase warrants.

     During 2000, 4.9 million common shares were issued pursuant to the exercise of warrants for proceeds of $1.3 million, and 1.0 million common shares were issued pursuant to the exercise of options for proceeds of $0.3 million.

     On September 7, 2000, we closed in escrow a special warrant financing for gross proceeds of C$22.0 million and net proceeds of $14.0 million after deduction of agent's fees and expenses of $0.9 million and other share issuance costs of $0.1 million. Each special warrant was issued at a price of C$1.00 and was exercisable at no additional consideration into one common share plus one-half of one share purchase warrant, with one whole share purchase warrant being exercisable at an exercise price of C$1.50 until September 7, 2001 and at C$1.75 until March 6, 2002, at which time it expires. These funds were placed in escrow, all of which had been released to us upon the closing of the SAI Transaction. A value of $14.0 million has been recorded for the 22,000,000 common shares comprised in the units and the share purchase warrants. On January 26, 2001 we issued an additional 1,870,000 special warrants to the special warrant holders due to the delay in obtaining our listing approval, for no additional consideration. On September 7, 2001, we amended the terms of the share purchase warrants by extending the term to September 7, 2002 and reduced the exercise price to C$0.50.

     Capital Expenditures

     Net property, plant and equipment of $4.7 million consists of a cost of $5.5 million less depreciation of $0.8 million. Gross capital expenditures of $5.5 million include $1.9 million in equipment purchases, $2.6 million in leased equipment accounted for as capital leases and $1 million in equipment purchases recorded by SAI prior to consolidation.

     Plan of Operation

     Based on our current business plan, we expect that our current resources will be sufficient for at least the next 12 months. We do not expect to make any significant capital expenditures in 2002 as we have already acquired virtually all of the equipment necessary for the operation of our business. Further, we do not expect to incur any significant research and development. Accordingly, our activities will primarily consist of sales and marketing our existing product line and servicing our customers.

     Critical Accounting Policies

     In December 2001, the SEC issued financial reporting release, FR-60, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies." FR-60 focuses on the need for more discussion about critical accounting policies. The preparation of financial statements in conformity with accounting principles generally accepted in Canada and the United States requires estimates and assumptions by management that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosures. Actual results could differ from those estimates. Critical accounting policies and significant estimates and assumptions by management are disclosed in
Note 2 to the accompanying consolidated financial statements.

     Contractual Obligations and Commercial Commitments

     In January 22, 2002, the SEC issued FR-60, "Commission Statement about Management's Discussion and Analysis of Financial Condition and Results of Operations." The release sets forth certain of the SEC's views regarding disclosure that should be considered by registrants. Storage @ccess' consolidated contractual obligations and commercial commitments are summarized below, and are fully disclosed in the Notes to the Consolidated Financial Statements.

----------------------------------------------------------------------------------------------------

Significant Contractual
Obligations                  20002           2003          2004           2005      2006 and after
----------------------------------------------------------------------------------------------------
Office Space & Equipment
(Operating Leases)        $  199,854      $  209,411    $  184,031    $  180,844       $     0
----------------------------------------------------------------------------------------------------

Production Computer
Hardware & Software
(Capital Leases)          $1,063,824      $1,063,824    $  797,868    $         0      $     0
----------------------------------------------------------------------------------------------------

                               RISK FACTORS

We have a limited operating history and anticipate losses for at least the next two years.

     We did not begin operating as an SSP until the SAI Transaction closed in February 2001. Since operations began, the majority of the activity has been devoted to developing and deploying the technology to support a storage service business and develop marketing plans and create business partner relationships. Therefore, we have little operating or financial history upon which an evaluation can be based. Although we anticipate increases in revenues, we anticipate significant operating losses for at least the first two years of operations. These losses may be greater than anticipated or increase at a rate faster than anticipated. To the extent that such expenses do not result in appropriate revenue increases, our long-term viability may be materially and adversely affected. Furthermore, the revenue potential of our business is unproven.

The SSP market is new and unproven and it is not clear if the industry is viable.

     The SSP market is new and may not grow or be sustainable. Our business will suffer if it does not develop as expected. Potential customers may choose not to purchase storage services from a third party provider due to concerns about liability, security, reliability or other matters. It is possible that our services may never achieve market acceptance. Furthermore, we expect to incur operating expenses based largely on anticipated revenue trends that are difficult to predict given the recent emergence of the SSP market. If this market does not develop, or develops more slowly than expected, our business, results of operations and financial condition will be seriously harmed.

Our infrastructure is highly complex and may not work correctly.

     Due to the sophisticated nature of our infrastructure and the amount and complexity of the technology our customers and us employ, our storage services are highly complex. In the future, there may be errors and defects in our infrastructure and technology that may adversely affect our services. If we are unable to efficiently fix errors or other problems that may be identified, we could experience:

     *   loss of or delay in revenues and loss of market share;

     *   loss of customers and credibility;

     *   failure to attract new customers or achieve market acceptance;

     *   increased costs;

     *   diversion of development resources; and

     *   legal actions by our customers.

     Any one or more of these results could be very costly and, if not quickly remedied, cause serious harm to our business.

Our ability to expand our SWAN infrastructure is key to our business.

     A key component of our growth strategy is to expand the SWAN infrastructure. Our planned expansion includes opening additional SNAPS throughout North America when it is feasible to do so. Our continued expansion and development of our network will depend on, among other things, our ability to assess markets, identify data storage center locations, recruit the necessary technical and sales personnel, and raise the additional funds necessary to finance any future expansion. Our inability to continue to build our network, or to effectively manage our expansion, would have a material adverse effect on our business and financial condition.

We may need capital in the future and may not be able to obtain it.

     Our ability to implement our expansion strategy may require us to raise additional funding. We will also need to raise additional funds to develop new or enhanced services and products, respond to competitive pressures, acquire complementary businesses or technologies and to take advantage of unanticipated opportunities. There can be no assurance that such additional funding will be available on terms attractive to us, or at all. Furthermore, any additional equity financing may be dilutive to shareholders, and debt financing, if available, may involve restrictive covenants. If additional funds are raised through the issuance of equity securities, the percentage ownership of our current shareholders will be reduced, shareholders may experience additional dilution in net book value per share, or such equity securities may have rights, preferences or privileges senior to those of the holders of the common shares. If adequate funds are not available on acceptable terms, we may be unable to pursue our expansion strategy, develop or enhance our business, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition and operating results.

We face competition from many potential entities.

     We currently faces competition from other SSPs. If the SSP market continues to expand, additional competitors are likely to enter this market. We also face competition from storage hardware and software vendors, which sell storage products or consulting services but do not offer managed storage services. Many of these vendors have longer operating histories, greater name recognition and substantially greater financial, technical and marketing resources than us. Many of these vendors also have more extensive customer bases, broader customer relationships and broader industry alliances than us, including relationships with many of our potential customers. These hardware and software vendors may also choose to develop managed storage service offerings that compete with ours. Increased competition from any of these sources could result in a loss of customers and market share. Additionally, we expect the costs of the components of our solutions to decrease. However, price competition, particularly from competitors with greater resources, could cause price reductions to outpace our expected cost reductions. Any of these results could seriously harm our business and financial condition.

We depend on our management.

     Our successful implementation and execution of our business plan is substantially dependent on the ability and experience of senior management and other key personnel with a high level of expertise in our business. To accommodate our current size and manage anticipated growth, we must maintain and expand the employee base.

     While our operational management has experience in start-up companies and in establishing a storage service business, they have limited experience operating a publicly traded company that has commenced a new business. Our inability to retain and attract the necessary personnel or the loss of services of any of our key personnel and management's inexperience with a publicly traded company could have a material adverse effect.

We need to attract and retain technical staff

     Our success will depend upon our ability to attract, retain, train and motivate highly-skilled employees, particularly storage management experts and other senior technical personnel. There is significant competition for employees with the skills required to perform the services we offer. Qualified technical staff is in great demand and are likely to remain a limited resource for the foreseeable future. There can be no assurance that we will be successful in attracting a sufficient number of highly-skilled employees in the future, or that it will be successful in retaining, training and motivating the employees it is able to attract, and any inability to do so could impair our ability to meet corporate objectives. If our employees are unable to achieve expected performance levels, our business, financial condition and results of operations could be adversely affected.

We depend on our sales force to generate new clients

     Our services require a sophisticated sales effort targeted at a limited number of key people within our prospective partner organizations plus direct efforts to a wide range of end user customers. Because the market for our services, and the industry as a whole, is still developing, many prospective partners and users are unfamiliar with the services offered by us. As a result, our sales efforts require highly trained sales personnel. We need to expand our marketing and sales organization in order to increase market awareness of our services to a greater number of organizations and, in turn, to generate increased revenues. We are in the process of developing our direct sales force and will require additional qualified sales personnel. Competition for these individuals is intense, and we may not be able to hire the quality and quantity of sales personnel needed. Moreover, even after we hire these individuals, they require ongoing and extensive training in data storage services. If we are unable to expand our direct and indirect sales operations and train new sales personnel as rapidly as necessary, it may not be able to increase market awareness and sales of our services, which may prevent us from achieving and maintaining profitability.

We need to manage our growth to be successful.

     We anticipate rapid growth in our business, and existing customers may rapidly add additional users and services, which may place a significant strain on our managerial, operational and technical resources. We expect operating expenses and staffing levels to significantly increase in the future. To manage our growth, we must expand our marketing and local technical support capabilities and manage our employee base while effectively administering multiple relationships with various third parties (that is, both customers and suppliers). There can be no assurance that we will be able to manage our expanding operations effectively. Any failure of to implement cohesive management and operating systems, add resources on a cost-effective basis or properly manage our expansion could have a material adverse effect on our business and results of operations.

Our quarterly results may fluctuate, which could cause our stock price to be volatile.

     We may experience significant fluctuations in future quarterly operating results that may be caused by many factors, including the following:

     *   our start-up nature and our limited operating history;
     *   the pace of development of the market for data storage services;
     *   changes in pricing policies by us or our competitors;
     * changes in the level of marketing and other operating expenses to support future growth;
     *   the schedule for expanding our SWAN;
     *   competitive factors; and
     *   general economic conditions.

     In addition, our expenses will be largely based on anticipated revenue trends. As a result, a delay in generating or recognizing revenues could cause significant variations in our operating results from quarter to quarter and could result in substantial operating losses. For these reasons, we believe that period-to-period comparisons of our operating results will not necessarily be meaningful and should not be relied upon as any indication of future performance. It is possible that our future quarterly operating results from time to time may not meet the expectations of investors, which may have a material adverse effect on the market price of our shares.

Our industry is subject to rapid technological change

     To remain competitive, we must offer the most accessible and up-to-date services and products to our users. The storage service industry is characterized by rapid technological change, changes in user requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render our existing service and product offerings obsolete. Our success will depend, in part, on our ability to implement leading technologies useful in our business, enhance our existing services, develop new services and technology that address the increasingly sophisticated and varied needs of our existing and prospective users and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. There can be no assurance that we will successfully implement new technologies to satisfy customer requirements or emerging industry standards. If we are unable to adapt in a timely manner in response to changing market conditions or customer requirements for technical, legal, financial or other reasons, our business could be materially adversely affected.

Our network is subject to security risks.

     Despite our implementation of network security measures, our infrastructure is potentially vulnerable to computer break-ins and similar disruptive problems. Consumer concern over security has been, and could continue to be, a barrier to commercial activities requiring users to send their personal and other sensitive information electronically. In addition, we could be subject to increased operating costs, as well as claims, litigation or other potential liability, in connection with the risks associated with the security of our SWAN. Moreover, if SWAN security is breached, increased security and privacy concerns of existing and potential users may inhibit our growth.

We cannot provide services if our network is inadequate or there is a disaster.

     Our operations are dependent on our ability to maintain our equipment in effective working order and to protect our systems against damage from fire, natural disaster, power loss, telecommunications failure or similar events. In addition, the growth of our customer base may strain or exceed the capacity of our technology infrastructure and lead to degradations in performance or systems failure. While we continually review and seek to upgrade our technical infrastructure and provide for system redundancies and backup power to virtually eliminate the likelihood of systems overload or failure, any damage, failure or delay that causes interruptions in our operations could have a materially adverse effect on our business.

Technical failure by competitors could harm the whole industry.

     If in the course of business, any of our competitors or other SSPs experience significant technical failures, breaches in security or data loss, it could affect user perceptions of the industry as a whole, and as a result, our business could be negatively impacted.

We rely on third-party suppliers to operate our business

     We are dependent on other companies to supply the key components of our network infrastructure and the hardware and software storage products that it uses in delivering our services. Our infrastructure is based on materials and services, such as storage subsystems, servers, software, routers, switches and support, which, in the quantities and functionality demanded, are available only from a limited number of suppliers. Similarly, we will purchase a large portion of the software and hardware products used in our services offerings from a limited number of storage product vendors. Any interruption in our ability to obtain these products and materials, or comparable functional replacements, would substantially harm our business and results of operations.

We will continue to rely on strategic relationships with third parties for a significant part of our business.

     We have formed strategic relationships, both formally and informally, with various service providers, hardware and software vendors and other suppliers for joint marketing and storage component purchases. We plan to maintain these relationships and seek new marketing or other strategic arrangements in the future. Our ability to quickly penetrate the SSP market may be adversely affected if it is unable to develop other similar relationships in the future.

We need to satisfy user requirement or risk losing customers.

     Users may require features and capabilities that our current services do not support. To achieve market acceptance for our services, we must in an effective and timely manner anticipate and adapt to meet customer demands. We intend to continue to invest in our engineering and technology development. The development of new or enhanced services is a complex and uncertain process that requires the accurate anticipation of technical requirements and market trends. We may experience design, marketing and other difficulties that could delay or prevent the development, introduction or marketing of new services as well as enhancements to our existing services. The introduction of new or enhanced services also requires that the Corporation manage the transition from older services in order to minimize disruption in ordering patterns and ensure that the Corporation can deliver services to meet anticipated demand. Our failure to anticipate and meet changing requirements or to effectively manage transitions to new services would materially adversely affect our business, results of operations and financial condition.

Our revenue may decrease as the cost of our technology decreases.

     We expect that the capital costs associated with our storage services will decline over time as a result of factors such as technological advances in storage hardware, improved storage software and data transmission media and protocols, and the availability and declining cost of related bandwidth. As our business model gains acceptance and attracts the attention of competitors, we may experience corresponding pressure to decrease the fees for our services, which, if it outpaces cost reductions, could adversely affect our revenues and gross margin. If we are unable to sell our services at acceptable prices, or if we fail to offer additional services with sufficient profit margins, our revenue growth will slow and our business and financial results will suffer.

We may make acquisitions in the future that pose special risks.

     We expect that, as our business expands into new geographic markets, we may acquire or invest in complementary businesses, technologies, services or products, although there are no agreements currently in place with respect to any such potential transactions. The completion of such transactions poses special risks to our existing business, including effective integration of management and operations and market acceptance. Such acquisitions may result in unforeseen liabilities that may have a material adverse effect on our business.

We may be subject to litigation in the future.

     We do not have any patents or patent applications pending with respect to our storage services. Even if we apply for patents in the future, we cannot be certain that any patent will be granted, that any future patent will not be challenged, invalidated or circumvented, or that rights granted under any patent issued to it will afford us a competitive advantage. We will rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. The foregoing afford only limited protection. Our intellectual property may be subject to even greater risk in foreign jurisdictions, because the laws of many countries do not protect proprietary rights to the same extent as the laws of the United States and Canada.

     Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Any such litigation could result in substantial costs and diversion of resources. We cannot assure you that our means of protecting our proprietary rights will be adequate to prevent competitors from independently developing similar information or technology. Any failure by us to adequately protect our intellectual property could have a material adverse effect on our ability to compete effectively.

     Defending against intellectual property infringement claims could be time consuming and expensive and, if we are not successful, could subject us to significant damages and disruption in business. In addition, other companies, including our competitors, may obtain patents or other proprietary rights that would prevent, limit or interfere with our ability to make, use or sell our services. As a result, we may be found to infringe on the proprietary rights of others. In the event of a successful claim of infringement against us and our failure or inability to license the infringed technology, our business and operating results could be significantly harmed.

We do not anticipate paying dividends

     No dividends have been paid to date on our common stock. We anticipate that for the foreseeable future our earnings, if any, will be retained for use in our business and that no cash dividends will be paid.

Our stock price may be volatile due to the market volatility

     Stock markets have experienced extreme price and volume fluctuations for the last few years, particularly for the shares of technology companies. The September 11 attacks increased this volatility. These fluctuations are often unrelated to the operating performance of particular companies. The broad market fluctuations may adversely affect the market price of the Common Shares. When the market price of a company's stock drops significantly, shareholders often institute securities class action lawsuits against that company. A lawsuit against the Corporation could cause it to incur substantial costs and could divert the time and attention of our management and other resources.

Sales by shareholders could cause our stock price to fall.

     If our significant shareholders sell substantial amounts of their shares in the public market, the market price of the could fall.

There is no U.S public market for our common stock and none may develop.

     At the present time, there is no U.S. public market for our securities. It is possible that a regular trading market will not develop, or if developed, that a market will not be sustained, or that our securities purchased by the public in the offering may be resold at their original offering price or at any other price. Any market for our securities that may develop will very likely be a limited one. In any event, due to the low price of our stock, many brokerage firms may choose not to engage in market making activities or effect transactions in such securities. Purchasers of the securities may have difficulties in reselling them and many banks may not grant loans utilizing our securities as collateral. Our securities are not eligible for listing on the NASDAQ Stock Market and may never be eligible or listed.

     Item 3.  Description of Property

     Storage @ccess maintains corporate headquarters, operational offices and warehouse space in Boca Raton, Florida. The lease provides for 5,555 square feet of space with $144,000 annual rent and expires in 2005. We also have employees geographically dispersed who work out of home offices, independent or client offices.

     Storage @ccess owns or leases a variety of computers and other computer equipment for our operational needs. In 2001, we significantly expanded our computers and related equipment in order to create the SNAP utilities, increase efficiency, enhance reliability, and provide the necessary base for business expansion. Management believes that our facilities and equipment are suitable and adequate for our business as presently conducted.

     Item 4. Security Ownership of Certain Beneficial Owners and
             Management

     The following table sets forth certain information with respect to the beneficial ownership of the common stock as of December 31, 2001, by each person who are known by us to beneficially own 5% or more of our common stock, each of our directors and principal executive officers and all of our directors and executive officers as a group.

                                         Number of     Percent Beneficially
Name of Beneficial Owner                  Shares              Owned
-----------------------------------     -----------    --------------------
Paul Sachse, President and Director       833,750 (1)          1.5%

Ian Sutcliffe, Chief Executive
  Officer and Director                    600,000 (2)          1.1%

Chris Pyle, Director                      986,690 (3)          1.8%

Scott Lines, Director                   1,750,000              3.3%

Miguel De La Campa, Former Officer      1,724,678 (4)          3.2%

Jonathan Castleman, Former Officer         66,000               *

Serafino Iacono, Former Officer           606,429 (5)          1.1%

All current directors and officers
as a Group - 4 persons                  4,170,440              7.6%

*  Less than 1%

   (1)  Includes 433,750 shares and options to purchase
        400,000 shares.
   (2)  Includes options to purchase 600,000 shares.
   (3)  Includes 583,690 shares and options to purchase
        403,000 shares
   (4)  Includes 1,224,678 shares and options to purchase
        500,000 shares.
   (5)  Includes 106,429 shares and options to purchase
        500,000 shares.


     Item 5. Directors, Executive Officers, Promoters and Control Persons

     The Company's executive officers and directors, and their ages and positions as of December 31, 2001, are as follows:

-----------------------------------------------------------------------------

          Name              Age                  Position

-----------------------------------------------------------------------------
Ian D. Sutcliffe (1)(2)     49      Chairman of the Board, CEO and Director
-----------------------------------------------------------------------------

Paul Sachse (2)             42      President, Chief Technology Officer and
                                    Director
-----------------------------------------------------------------------------

Scott Lines (1)(2)          37      Director
-----------------------------------------------------------------------------

Christopher Pyle (1)        36      Director
-----------------------------------------------------------------------------

Vance Kistler               29      Chief Accounting Officer and Corporate
                                    Secretary
-----------------------------------------------------------------------------

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee

SCOTT LINES - Director

     Mr. Lines has served as managing director of the Lines Overseas Management Group since 1992. He has 15 years experience in the global financial markets. Prior to co-founding Lines Overseas in 1992 he worked for the Bank of Bermuda Limited for five years as a Mutual Fund Manager. Mr. Lines also holds a B.A. in Economics from the University of Toronto, which was awarded in 1987. Mr. Lines is on the Board of Directors of the Bermuda International Business Association. He is a member of the governing council of the Bermuda Stock Exchange.

PAUL SACHSE - President and Chief Technology Officer

     Prior to becoming Chief Technology Officer of SAI in August 2000 and President of Storage @ccess in August 2001, Mr. Sachse served as Chief Technology Officer of Champion Solutions Group, a systems integration company, from July 1999 to August 2000, after having served 18 years in various software development positions at IBM.

IAN SUTCLIFFE - Chairman and Chief Executive Officer

     Prior to becoming Chairman and Chief Executive Officer of Storage @ccess in October 2001, Mr. Sutcliffe served as President and Chief Executive Officer of Mediconsult.com Inc., an Medical internet company, from July 1996 to April 2001. Prior to Mediconsult.com, Mr. Sutcliffe served as a management consultant for several corporations including 6 years on various projects with IBM.

VANCE KISTLER - Secretary to the Board of Directors and Chief
                Accounting Officer

     Prior to becoming Chief Accounting Officer in December 2000 and Corporate Secretary in October 2001, Mr. Kistler served from 1998 to 2000 as Chief Financial Officer for Utopia Marketing, Inc. then known as SAM & LIBBY, Inc. a former Nasdaq- listed company engaged in importing women's shoes. Prior to that from 1994 to 1998 he served as a Senior Auditor with Arthur Andersen, LLP, specializing in the technology sector. Mr. Kistler is a certified public accountant.

CHRISTOPHER PYLE - Director

     Mr. Pyle is President of Champion Solutions Group, where he has been employed for more than 15 years, progressing from Sales
Representative to President. He actively participates in several industry advisory committees.

(1) The Audit Committee of the board of directors was re-established in March 2002, and reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the recommendation of our independent auditors, the scope of annual audits, fees to be paid to the independent auditors, the performance of our independent auditors and our accounting practices. The current members of our Audit Committee are Messrs Sutcliffe, Pyle, and Lines.

(2) The Compensation Committee of the board of directors was re-established in March 2002 and determines the salaries and benefits for our employees, consultants, directors and other compensated individuals. Compensation Committee administers our compensation plans. The current members of the Compensation Committee are Messrs.
Sutcliffe, Sachse, and Pyle.

(3) There is no family relationship between any director or executive officer of the Company.

     Item 6. Executive Compensation

     The following table sets forth all compensation awarded to, earned by or paid to our chief executive officer and our other executive officers whose total annual salary and bonus exceeded
$100,000 in 2001.

                                   Summary Compensation Table

                                                                             Long Term
                                          Annual Compensation               Compensation
                                          -------------------              --------------

                                                                             Securities
Name and Principal                                        Other Annual     under Options      All Other
     Position               Year     Salary     Bonus     Compensation        Granted        Compensation
------------------          ----    --------   -------    ------------     --------------    ------------

Ian Sutcliffe, Chief
  Executive Officer         2001    $ 30,000         -               -            600,000    $ 150,000 (4)
                            2000           -         -               -                  -            -
                            1999           -         -               -                  -            -

Paul Sachse, President and
  Chief Technology Officer  2001    $125,000   $15,000         $ 6,000            150,000            -
                            2000    $ 41,666         -               -                  -            -
                            1999           -         -               -                  -            -

Serafino Iacono (1)         2001    $142,500         -         $ 4,500            500,000     $210,000
                            2000    $214,926         -         $18,161            775,000     $ 14,995
                            1999    $ 88,398         -         $ 3,966                  -     $ 88,398

Miguel De La Campa (2)      2001    $142,500         -               -            500,000     $210,000
                            2000    $214,926         -         $27,524            775,000     $ 14,995
                            1999    $ 88,398         -         $ 5,319                  -     $ 88,398

Jonathan Castleman (3)      2001    $ 99,744         -         $ 4,000                  -     $ 80,000
                            2000    $ 62,479         -               -            350,000            -
                            1999           -         -               -                  -            -

(1) Mr. Serafino resigned as chief executive officer in September 2001. All Other Compensation includes severance pay in 2001 and deferred salaries in 1999 and 2000, which were satisfied by the issuance of 214,715 units as approved by shareholders in October, 2000.

(2)  Mr. De La Campa resigned as a senior executive in September
     2001. All Other Compensation includes severance pay in 2001 and deferred salaries in 1999 and 2000, which were satisfied by the issuance of 214,715 units as approved by shareholders in October, 2000.

(3) Mr. Castleman resigned as President in October 2001. He received $80,000 severance pay in exchange for a general release and canceling his outstanding options. In addition, he returned 1,400,000 common shares to us under the terms of the amended share escrow agreement relating to the issuance of these shares on Mr. Castleman joining us.

(4) Consists of consulting fees earned by a company controlled by Mr. Sutcliffe.


Option Grants In The Last Fiscal Year

-------------------------------------------------------------------------------
                     Number of      Percent of        Exercise or    Expiration
     Name            Securities     Total Options     Base Price     Date
                     Underlying     SARs Granted to   ($/Sh)
                     Options/SARs   Employees in
                     Granted (#)    Fiscal Year
-------------------------------------------------------------------------------
Ian Sutcliffe          600,000          14.7%            $0.15        12/19/06

Paul Sachse            150,000           3.7%            $0.15        12/19/06

Serafino Iacono        500,000          12.3%            $0.50         3/31/03

Miguel De La Campa     500,000          12.3%            $0.50         3/31/03

Jonathan Castleman     -                -                -             -
-------------------------------------------------------------------------------


Aggregated Option Exercises In The Year Ended December 31, 2001 And December 31, 2001 Option Values

     The following table sets forth certain information concerning the number and value of unexercised options held by each of our executive officers at December 31, 2001.

-----------------------------------------------------------------------------------------------------------
                    Number of Securities Underlying Unexercised   Value of Unexercised in the Money Options
                             Options at December 31, 2001                   at December 31, 2001 (1)
                    -------------------------------------------   -----------------------------------------
    Name            Exercisable                   Unexercisable   Exercisable                 Unexercisable
-----------------------------------------------------------------------------------------------------------
Ian Sutcliffe        600,000                             -          $ 18,750                     $      0

Paul Sachse          150,000                             -          $  4,688                     $      0
                     250,000                                        $      0                     $      0

Serafino Iacono      500,000                             -          $      0                     $      0

Miguel De La Campa   500,000                             -          $      0                     $      0

Jonathan Castleman         -                             -                 -                            -
-----------------------------------------------------------------------------------------------------------


(1) Options are In-the-Money if the market value of the shares covered thereby is greater than the option exercise price. This calculation is based on the fair market value of the common stock at December 31, 2001, of CDN$0.20 per share, less the exercise price.

     Director Compensation

     Our directors do not receive any fees for their services as directors. Each director, however, is reimbursed for all reasonable and necessary costs and expenses incurred as a result of being a director, such as expenses incurred for attendance at meetings of the board of directors.

     Employment Agreements

     We have an employment agreement with each of Ian Sutcliffe and Paul Sachse. The base salary for Mr. Sutcliffe is $120,000 and $125,000 for Mr. Sachse. Except for the agreement with Paul Sachse, which provides for the payment of two times annual salary in the event of termination arising within 24 months of a change in control; and the payment of two years' salary if his employment is terminated for any other reason, other than cause, we have no plans or arrangements in respect of remuneration received or that may be received by the an officer in respect of compensating such officers in the event of termination of employment as a result of resignation, retirement, change of control or other events or a change in responsibilities following a change of control, where the value of such compensation exceeds C$100,000 per person.

Stock Option Plan

     Our board of directors grants incentive stock options in accordance with the policies of the CNDX and pursuant to our Incentive Share Option Plan dated December, 1994, as amended. The granting of stock options by the Board is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable us to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. The Board considers stock option grants when reviewing executive compensation packages as a whole.

     The Board has the sole discretion to determine the key employees to whom it believes that grants should be made and to determine the terms and conditions of the options forming part of such grants. The Board approves ranges of stock option grants for each level of executive officer. Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of the position to us.

     Stock options have up to a ten-year term and are exercisable at the Fair Market Value, as defined in the Plan, of the Common Shares of the date of grant. A holder of stock options must be a director, officer, employee or consultant of Storage @ccess or an associated, affiliated, controlled or subsidiary company in order to exercise stock options.

     The number of stock options that may be issued by us is limited by rules and policies of the CDNX and is governed by the Plan. The number of Common Shares reserved for issue under the Plan has been fixed at 10,736,530 which is equal to 20% of the Company's issued and outstanding capital.

     The following table sets forth the details of the 5,937,500 issued and outstanding stock options at December 31, 2001. All options were granted at the market price on the date of grant.

                        Aggregate
                         Common
                      Shares under                                              Exercise
     Group              Option      Date of Grant         Expiration Date        Price
-----------------------------------------------------------------------------------------
Executive Officers
(3 persons)              800,000    December 20, 2001    December 19, 2006       C$0.15
                          75,000    January 1, 2001      December 31, 2005       C$0.75
                         250,000    August 28, 2000      August 27, 2005         C$1.39
-----------------------------------------------------------------------------------------
Directors (who are
not Executive Officers)
(1 person)               403,000    August 28, 2000      August 27, 2005         C$1.39
-----------------------------------------------------------------------------------------

Employees (8 in total)   150,000    December 20, 2001    December 19, 2006       C$0.15
                          10,000    August 3, 2001       August 2, 2006          C$0.28
                         150,000    February 22, 2001    February 21, 2006       C$1.10
                         140,000    January 1, 2001      December 31, 2005       C$0.75
                         200,000    August 28, 2000      August 27, 2005         C$1.39
-----------------------------------------------------------------------------------------

Consultants and Others   200,000    December 20, 2001    December 19, 2006       C$0.15
                       1,500,000    October 1, 2001      March 31, 2003          C$0.50
                         100,000    January 31, 2001     January 30, 2006        C$1.08
                       1,959,500    August 28, 2000      August 27, 2005         C$1.39
-----------------------------------------------------------------------------------------
Total Stock Options    5,937,500
                       =========
-----------------------------------------------------------------------------------------


     Item 7. Certain Relationships and Related Transactions

     In September 2000, upon his resignation as President and Chief Executive Officer, Mauro Coppola received a termination payment of $300,000, with an additional $50,000 paid in January 2001. In exchange for such payment, Mr. Coppola waived all rights he may have had under his employment agreement.

     On October 1, 2001, Mr. De La Campa and Taribo Holdings Limited each returned 1,640,000 common shares to us for cancellation. The cancellation of the 3,280,000 common shares was part of a severance agreement with Messrs. Miguel De la Campa, a former director, former CEO and director Serafino Iacono, and former corporate secretary Peter Volk. This package included, but was not limited to US$550,000 in severance pay, the cancellation of all previously held stock options, and the issuance of 1,500,000 new stock options at C$0.50, expiring on March 31, 2003.

     Storage @ccess had a loan facility from Wavve in the amount of $1,000,000, which bore interest at the rate of U.S. LIBOR plus 4%, payable monthly. Wavve agreed to postpone the repayment of interest and principal of this loan. In consideration of the postponement, we issued to Wavve 1,250,000 warrants to purchase shares at an exercise price of CDN$0.35 per share. These warrants were exercised in the third quarter of 2000. On May 25, 2001, we paid the remaining balance and all outstanding interest on the Wavve loan facility.

     We shared certain corporate office costs with Wavve until the fourth quarter of 2000. The net amount receivable from Wavve as at December 31, 2000 was $40,853.

     During the year ended December 31, 2001, we acquired computer hardware from Champion Solutions in the amount of $1,183,093. These purchases were in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. As at December 31, 2001, accounts payable and accrued liabilities include an amount of $74,988 due to Champion.

     Item 8. Description of Securities

     Our authorized capital stock consists of an unlimited number of shares of common stock with no par value. There are 53,682,651 shares of common stock issued and outstanding, as of the date of this filing.

Common Stock

     All shares of common stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of common stock have no pre-emptive, subscription, conversion or redemption rights and may be issued only as fully paid and nonassessable shares. Cumulative voting for electing directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of common stock represented at any meeting where a quorum is present will be able to elect the entire Board of Directors if they so choose. In that event, the holders of the remaining shares of common stock will not be able to elect any directors. In the event we are liquidated, each shareholder is entitled to receive a proportionate share of our assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of our common stock issued and outstanding are fully paid and non-assessable. Holders of stock are entitled to share pro rata in dividends and distributions with respect to the common stock, as may be declared by the Board of Directors out of legally available funds.

Holders

     There are currently 139 registered holders of our common stock and approximately 2,956 actual shareholders.

Dividends

     We have not paid any dividends to date, and have no plans to do so in the immediate future.

Transfer Agent

     The transfer agent is Equity Transfer Services, Inc. of Toronto,
Canada.

                              PART II


     Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Stockholder Matters

     The common shares of Storage @ccess were voluntarily delisted from The Toronto Stock Exchange effective the close of trading on February 9, 2001 and commenced trading on the Canadian Venture Exchange or CDNX on February 12, 2001 under the symbol "SSP.V". The following table sets forth the high and low sales price and volume of trading for the periods indicated:

----------------------------------------------------------
Year               High (C$)       Low (C$)        Volume
----------------------------------------------------------
Fiscal 2000
-----------
First Quarter        5.00            1.10       13,355,595
Second Quarter       3.70            0.70        3,745,416
Third Quarter        2.24            0.70       10,343,805
Fourth Quarter       1.75            1.30        1,124,929


Fiscal 2001
-----------
First Quarter        1.40            0.71        8,759,584
Second Quarter       1.15            0.40        5,541,096
Third Quarter        0.48            0.12        3,327,782
Fourth Quarter       0.25            0.08        7,614,530


     There is no U.S. trading market for our common stock at present. We cannot guarantee that a trading market will ever develop or if a market does develop, that it will continue.

     The SEC has adopted a rule that defines a "penny stock," for purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

     * that a broker or dealer approve a person's account for transactions in penny stocks; and
     * the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

     To approve a person's account for transactions in penny stocks, the broker or dealer must:

     * obtain financial information and investment experience and objectives of the person; and
     * make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

     The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, which, in highlight form:

     * sets forth the basis on which the broker or dealer made the suitability determination; and
     * that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

     Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     Management intends this registration statement will allow our securities to be traded on the OTC Bulletin Board. Initially, the trading will likely have these limitations. Failure to qualify our securities for NASDAQ or the OTC Bulletin Board or to meet the relevant maintenance criteria after qualification in the future may result in our securities being delisted. However, trading, if any, in our securities may then continue in the non-NASDAQ over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations for our securities.

     Item 2. Legal Proceedings

     In March 2002, we filed a lawsuit in the Circuit Court for Palm Beach County, Florida against Switch and Data Facilities LLC. The lawsuit claims that Switch and Data fraudulently induced us to enter into long-term co-location leases in 2000 and 2001 by falsely promising to promote our services to prospective customers. We are seeking damages and rescission of the leases. Defendants have not yet answered the complaint.

     In February 2002, we were served with a lawsuit by Sanctuary Financial Services, LLC filed in the Circuit Court for Palm Beach County, Florida for breach of a lease for a portion of our Boca Raton premises. The plaintiffs are seeking back rent due. We have answered the action and filed counterclaims and believe that we have meritorious defenses and are vigorously defending the case.

     The Company has not been named in any other material legal proceedings.

     Item 3. Changes in and Disagreements With Accountants

     None

     Item 4. Recent Sales of Unregistered Securities

     The following table sets forth the Common Shares issued in the last three fiscal years.

-----------------------------------------------------------------------
     Date              Price Per Share (C$)    Number of Common Shares
-----------------------------------------------------------------------
October 1999                  0.25(1)                    64,000

December 1999                 0.34(1)                    50,000

January 2000                  0.25(1)                    27,000
                              0.34(1)                    15,000
                              0.35(1)                   150,000
                              1.10(1)                    37,000

February 2000                 0.25(1)                   190,000
                              0.34(1)                    20,000
                              0.35(1)                    89,000
                              0.35(2)                 3,000,000
                              0.40(3)                    30,000
                              0.50(1)                    55,000
                              0.50(2)                   150,000
                              1.10(1)                     5,000

March 2000                    0.25(1)                   186,000
                              0.34(1)                    15,000
                              0.35(1)                    31,000
                              0.50(1)                    25,000
                              1.10(1)                    18,500

April 2000                    0.50(1)                     5,000
                              0.35(1)                    70,000

July 2000                     0.75(4)                 1,156,617
                              1.29(5)                    90,000

August 2000                   1.072(4)                  160,868
                              1.26(4)                    58,134

September 2000                0.50(2)                   425,000
                              0.35(2)                 1,250,000

February 2001                  .70(6)                12,600,000

March, 2001                    .33(2)                   125,000

June 2001                      .74(7)                   298,949

June 2001                      .71(7)                   429,430
-----------------------------------------------------------------

(1)	Common Shares issued upon exercise of options.
(2)	Common Shares issued upon exercise of warrants.
(3)	Common Shares issued upon exercise of broker options.
(4)	Common Shares issued in payment of debt, price is
        consideration allocated to each share.
(5)	Common Shares issued as final installment on purchase of
        mining property; price is market price on date of issuance.
(6)	Common Shares issued in connection with the SAI
        Transaction.
(7)	Common Shares issued to settle employment obligations.

     We issued 12,600,000 shares in escrow in connection with the SAI Transaction in October 2000. 1,320,000 shares were issued to the shareholders of SAI in consideration of the transfer to us by them of all of the issued and outstanding shares of SAI. 5,280,000 shares were issued to Champion in consideration of the transfer by Champion of certain intellectual property to us and 600,000 shares were issued on behalf of Champion to the party that initially presented the SAI Transaction to Champion. 2,400,000 shares were issued to three individuals ,Jon Castleman, Paul Sachse and Robert Fivey, who agreed to leave their employment with Champion in order to join us and to Manfred Kruger who agreed to join us in conjunction with the SAI Transaction, and 1,000,000 shares to a third party who assisted SAI in our establishment and in closing the SAI Transaction. 2,000,000 shares were issued to Creative Moves International, S.A., in consideration for our introduction to Champion and the related completion of the SAI Transaction.

     The 2,400,000 shares issued to management and 3,280,000 of the shares issued to Champion and subsequently transferred to two directors and officers of Storage @ccess have been returned and cancelled.

     Item 5. Indemnification of Directors and Officers

     Section 126 of the Business Corporations Act (Yukon) provides that

(1) Except in respect of an action by or on behalf of the corporation to procure a judgment in its favor, a corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or a person who acts or acted at the corporation's request as a director or officer against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of that corporation, if

(a) he acted honestly and in good faith with a view to the best interests of the corporation, and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

(2) A corporation may with the approval of the Supreme Court indemnify a person referred to in subsection (1) in respect of an action by or on behalf of the corporation to procure a judgment in its favor, to which he is made a party by reason of being or having been a director or an officer of the corporation, against all costs, charges and expenses reasonably incurred by him in connection with the action if he fulfils the conditions set out in paragraphs (1)(a) and (b).

(3) Notwithstanding anything in this section, a person referred to in subsection (1) is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by him in connection with the defense of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the corporation, if the person seeking indemnity

(a) was substantially successful on the merits in his defense of the action or proceeding,

(b)  fulfils the conditions set out in paragraphs (1)(a) and (b), and

(c)  is fairly and reasonably entitled to indemnity.

(4) A corporation may purchase and maintain insurance for the benefit of any person referred to in subsection (1) against any liability incurred by him.

(5) A corporation or a person referred to in subsection (1) may apply to the Supreme Court for an order approving an indemnity under this section and the Supreme Court may so order and make any further order it thinks fit.

Our bylaws provide for indemnification consistent with the Business Corporation Act.


                                PART F/S
                         FINANCIAL STATEMENTS

     Following the signature page are the audited financial statements as of and for the years ended December 31, 2001 and 2000 of Storage @access Technologies, Inc. Also included are the audited financial statements of Storage Access, Inc. for the period ended September 30, 2000, which are included since Storage Access, Inc. may be deemed a predecessor of Storage @ccess.


                           PART III

EXHIBITS

Exhibit
Number                    Description
-------     ---------------------------------------

3.1         Articles of Incorporation

3.2         Bylaws

10.1        Employment Agreement with Ian Sutcliffe

10.2        Consulting Agreement with Ian Sutcliffe

10.3        Employment Agreement with Paul Sachse

10.4        Stock Option Plan

21.1        Subsidiaries of the Company

                                SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     Storage @ccess Technologies, Inc.


Date:  April 26, 2002                By:     /s/ Ian Sutcliffe
                                        ---------------------------------
                                        Ian Sutcliffe, Chairman and
                                        Chief Executive Officer

    Signature                    Title                          Date
    ---------                    -----                          ----

/s/ Ian Sutcliffe
-----------------------
Ian Sutcliffe           Chairman of the Board, Chief
                        Executive Officer and Director     April 26, 2002

/s/ Paul Sachse
-----------------------
Paul Sachse             President and Director             April 26, 2002


/s/ Scott Lines
-----------------------
Scott Lines             Director                           April 26, 2002


/s/ Christopher Pyle
-----------------------
Christopher Pyle        Director                           April 26, 2002


/s/ Vance Kistler
-----------------------
Vance Kistler           Chief Financial and
                        Accounting Officer                 April 26, 2002

                        INDEX TO FINANCIAL STATEMENTS



STORAGE @CCESS TECHNOLOGIES INC.                                    PAGE
--------------------------------                                    ----

Report of Independent Accountants.................................. F-2

Consolidated Balance Sheets as of December 31, 2001 and 2000....... F-3

Consolidated Statements of Operations and Deficit for the
  Years Ended December 31, 2001 and 2000........................... F-4

Consolidated Statements of Cash Flows for the Years Ended
  December 31, 2001 and 2000....................................... F-5

Notes to Consolidated Financial Statements......................... F-6-F-24



STORAGE ACCESS, INC.
--------------------

Report of Independent Accountants.................................. F-26

Balance Sheet as of September 30, 2000............................. F-27

Statements of Operations for the Period August 21, 2000
  (Inception) to September 30, 2000................................ F-28

Statements of Stockholders' Deficit for the Period
  August 21, 2000 (Inception) to September 30, 2000................ F-29

Statements of Cash Flows for the Period August 21, 2000
  (Inception) to September 30, 2000................................ F-30

Notes to Financial Statements...................................... F-31-F-34

Auditors' Report

To the Shareholders of
Storage @ccess Technologies Inc.


We have audited the consolidated balance sheets of Storage @ccess Technologies Inc. as at December 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.


(signed ) "PricewaterhouseCoopers LLP"

Chartered Accountants

Toronto, Canada
January 25, 2002 (except as to note 14, which is as of March 12, 2002)


Comments by Auditors for U.S. Readers on Canada - U.S. Reporting
Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian and United States generally accepted auditing standards, our report to the shareholders dated January 25, 2002, except as to note 14, which is as of March 12, 2002, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.


(signed) "PricewaterhouseCoopers LLP"

Chartered Accountants

Toronto, Canada
January 25, 2002 (except as to note 14, which is as of March 12, 2002)

Storage @ccess Technologies, Inc.
Consolidated Balance Sheets
At December 31
------------------------------------------------------------------------------
(expressed in U.S. dollars)




                                                           2001           2000
                                                              $              $
Assets

Current assets
Cash and cash equivalents                             4,818,898      9,972,334
Marketable securities (note 5)                                -      2,062,030
Cash and cash equivalents in escrow (note 8(a))               -      4,740,443
Accounts receivable and other current assets            196,145        257,228
Due from related parties (note 4(b))                    250,000              -
                                                   ---------------------------

                                                      5,265,043     17,032,035

Restricted cash (note 7)                              2,350,000      1,000,000

Long-term investment (note 4(b))                              -        636,526

Property, plant and equipment (note 6)                4,697,949              -
                                                   ---------------------------
                                                     12,312,992     18,668,561
                                                   ===========================
Liabilities

Current liabilities
Accounts payable and accrued liabilities             1,585,105         916,119
Loan payable to former affiliate (note 12)                   -         627,845
Current portion of capital lease obligations
  (note 7)                                             808,880               -
                                                   ---------------------------

                                                     2,393,985       1,543,964
Capital lease obligations (note 7)                   1,656,062               -
                                                   ---------------------------

                                                     4,050,047       1,543,964
                                                   ---------------------------
Shareholders' Equity

Share capital
Common shares (note 8)                              71,895,414      54,503,123
Special warrants (note 8)                                    -      13,956,235
Options (note 4(b))                                    295,586               -

Contributed surplus (note 8)                         6,494,206         800,000

Deficit                                            (70,422,261)    (52,134,761)
                                                   ---------------------------
                                                     8,262,945      17,124,597
                                                   ---------------------------
                                                    12,312,992      18,668,561
                                                   ===========================



Going concern (note 1)

Commitments (note 13)



Approved by the Board of Directors

     "Paul Sachse"                              "Ian Sutcliffe"
------------------------- Director         ------------------------, Director


The notes constitute an integral part of the consolidated financial statements

Storage @ccess Technologies, Inc.
Consolidated Statements of Operations and Deficit
For the years ended December 31
------------------------------------------------------------------------------
(expressed in U.S. dollars)


                                                           2001           2000
                                                              $              $

Revenue                                                  31,342              -
                                                   ---------------------------

Expenses
Operating costs                                       4,769,231              -
General and administrative                            5,160,310      1,301,805
Amortization of property, plant and equipment           776,668              -
Amortization of intangible asset                      2,280,828              -
Impairment loss on intangible asset (note 4(b))       5,183,702              -
                                                   ---------------------------

                                                     18,170,739      1,301,805
                                                   ---------------------------

Operating loss from continuing operations           (18,139,397)    (1,301,805)

Net interest income                                    (403,435)        (5,770)

Interest on capital leases                              106,575              -

Foreign exchange loss                                   300,235        243,157

Equity loss in investee (notes 4(b) and 12)             353,566      2,530,774

Acquisition expense (note 4(a))                               -        964,621

Net gain on sale of marketable securities              (208,838)    (2,178,411)
                                                   ---------------------------

Loss from continuing operations                     (18,287,500)    (2,856,176)

Loss from discontinued operations (note 3)                    -    (15,156,018)
                                                   ---------------------------

Loss for the year                                   (18,287,500)   (18,012,194)

Deficit - Beginning of year                         (52,134,761)   (34,122,567)
                                                   ---------------------------

Deficit - End of year                               (70,422,261)   (52,134,761)
                                                   ===========================
Basic and diluted loss per share
Continuing operations                                     (0.34)         (0.15)
Discontinued operations                                       -          (0.79)
                                                   ---------------------------

                                                          (0.34)         (0.94)
                                                   ===========================

Number of shares used in computing basic and
diluted loss per share                               54,205,371     19,204,344
                                                   ===========================





The notes constitute an integral part of the consolidated financial statements

Storage @ccess Technologies, Inc.
Consolidated Statements of Cash Flows
For the years ended December 31
------------------------------------------------------------------------------
(expressed in U.S. dollars)


                                                           2001           2000
                                                              $              $


Cash provided by (used in)

Operating activities
Loss from continuing operations                     (18,287,500)    (2,856,176)
Items not affecting cash
Amortization                                           3,057,496             -
Impairment loss on intangible asset                    5,183,702             -
Non-cash compensation expense                          1,393,481             -
Writedown of due from related party                      233,714             -
Equity loss in investee                                  353,566     2,530,774
Net gain on sale of marketable securities               (208,838)   (2,178,411)
Foreign exchange loss                                    300,235       243,157
                                                   ---------------------------

                                                      (7,974,144)   (2,260,656)
Change in non-cash working capital from
  continuing operations (note 11)                      1,219,299       499,922
                                                   ---------------------------

Cash used in continuing operations                    (6,754,845)   (1,760,734)
Cash used in discontinued operations                           -    (7,261,658)
Loss on sale of discontinued operations (note 3)               -     9,500,171
                                                   ---------------------------

                                                      (6,754,845)      477,779
                                                   ---------------------------
Financing activities
Repayment of loans payable                              (627,845)   (3,268,751)
Special warrants issued for cash (net of cash
  and cash equivalents in escrow)                              -     9,215,792
Issuance of share capital                                 41,681     1,521,527
Repayment of capital lease obligations                  (185,058)            -
                                                   ---------------------------
                                                        (771,222)    7,468,568
                                                   ---------------------------
Investing activities
Acquisition of property, plant and equipment          (1,923,856)            -
Advances to affiliates                                  (617,801)   (1,744,740)
Advances to related parties                             (465,428)            -
Cash subject to restriction                           (1,350,000)   (1,000,000)
Cash released from escrow                              4,740,443             -
Proceeds on sale of marketable securities              3,225,784     2,653,965
Purchase of marketable securities                       (954,917)     (608,156)
Proceeds from sale of mineral operations                       -     3,418,544
Cash used in investing activities from
  discontinued operations                                      -    (1,567,901)
                                                   ---------------------------
                                                       2,654,225     1,151,712
                                                   ---------------------------
Effect of exchange rate changes on cash and
  cash equivalents held in foreign currencies           (281,594)       (1,443)

Increase (decrease) in cash and cash
  equivalents during the year                         (5,153,436)    9,096,616

Cash and cash equivalents - Beginning of year          9,972,334       875,718
                                                   ---------------------------
Cash and cash equivalents - End of year                4,818,898     9,972,334
                                                   ===========================
Supplemental disclosure
Interest paid                                            125,457     1,342,828
                                                   ===========================





The notes constitute an integral part of the consolidated financial statements

Storage @ccess Technologies, Inc.
Notes to Consolidated Financial Statements
December 31, 2001 and 2000
------------------------------------------------------------------------------
(expressed in U.S. dollars)


1    Organization, nature of operations and going concern

Storage @ccess Technologies Inc. (formerly Bolivar Goldfields Ltd. and referred to in these notes as the Company) is incorporated under the Business Corporations Act (Yukon). The Company's corporate office is located in Toronto, Ontario, and its major operational office is located in Boca Raton, Florida.

Prior to July 27, 2000, the Company was in the business of exploration, development and mining of mineral properties in Venezuela. On July 27, 2000, as described in note 3, the Company disposed of its mineral properties. Subsequent to this date, the Company changed the nature of its operations to providing hosted storage solutions delivered through Internet service providers
(ISPs), application service providers (ASPs), system integrators and other reseller channels intended to meet the data storage needs of medium to large enterprises whose business is information-centric. This was accomplished through the acquisition of Storage Access, Inc. (SAI) and related intangible assets as described in note 4. The Company is in the development stage and is currently developing the markets in which it will operate. The Company's mining operations have been presented as discontinued operations in these consolidated financial statements and, accordingly, all periods presented have been restated to give effect to the disposition of the mineral properties. The establishment of the new business commenced in August 2000 and the acquisition transactions closed in February 2001.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will realize the carrying value of its assets and satisfy its obligations as they become due in the normal course of operations. There is substantial doubt about the appropriateness of the use of the going concern assumption because of the nature of the Company's operations. As at December 31, 2001, the Company had not generated significant revenues from the new business. The recoverability of the amounts invested and the development of the new business is dependent on a number of factors, including addressing the lack of an operating history, anticipated losses, uncertainty of the storage service provider market, complexity and rapid change of technology, uncertainty of additional financing, management of growth, risk of infrastructure disaster and reliance on strategic relationships with third parties. In December 2001, the Company restructured its management and business plan to reduce costs and focus on revenue growth through the identification of products and services that the Company can successfully bring to market. These consolidated financial statements do not include any adjustments that might be necessary if the going concern assumption was not appropriate.


2    Summary of significant accounting policies

Basis of presentation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles, which in the case of the Company, conform in all material respects with those in the United States, except as outlined in note 16.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and all of its subsidiaries.

Storage @ccess Technologies, Inc.
Notes to Consolidated Financial Statements
December 31, 2001 and 2000
------------------------------------------------------------------------------
(expressed in U.S. dollars)

Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents represent cash balances with banks, less outstanding checks, short-term deposits with original maturities of less than 90 days and demand deposits.

Marketable securities

Marketable securities are carried at the lower of aggregate cost and quoted market value.

Long-term investments

Long-term investments, in which the Company exercises significant influence, are accounted for using the equity method. Other investments are accounted for at cost. Investments are written down to reflect an impairment in value considered to be other than temporary.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated amortization. Plant and equipment are amortized on a straight-line basis over the estimated useful lives of the assets as follows:

     Computer hardware and software          3 to 5 years
     Office equipment                        5 to 7 years

The Company reviews the carrying value of property, plant and equipment on a regular basis to determine if there has been an impairment in value. The measurement is based on the Company's ability to recover the balance from expected future operating cash flows on an undiscounted basis.

Intangible assets

Intangible assets are recorded at cost. Amortization is provided on a straight-line basis over three years. The Company reviews the carrying value of intangible assets on a regular basis to determine if there has been an impairment in value. The measurement of possible impairment is based primarily on the ability to recover the balance from expected future operating cash flows on an undiscounted basis.

Storage @ccess Technologies, Inc.
Notes to Consolidated Financial Statements
December 31, 2001 and 2000
------------------------------------------------------------------------------
(expressed in U.S. dollars)

Stock-based compensation

The Company has a stock option plan, which is described in note 8. No compensation expense is recognized when stock options are granted to directors, officers or employees in this plan. Any consideration paid by a director, officer or employee on exercise of stock options is credited to share capital.

Stock options issued to third parties (other than directors, officers and employees) for the purchase of goods or services are valued based on the fair value of the equity instrument determined using an option-pricing model.

The Company issues common shares to certain employees on their employment by the Company. The shares vest over periods ranging from immediately to three years based on certain performance criteria. Certain shares that vest immediately are subject to resale restrictions. The Company recognizes the fair value of the shares as deferred compensation on the date of grant and amortizes the cost over the vesting period, subject to a maximum of three years.

Foreign currency translation

All amounts are reported in U.S. dollars. Operating revenue and expenses arising from transactions not recorded in U.S. dollars are translated into U.S. dollars at exchange rates in effect on the date of the transactions. Monetary assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the balance sheet dates. Gains or losses arising from these transactions are included in earnings.

Revenue recognition

The Company recognizes managed storage services revenue on a monthly basis as services are provided. Revenue from installation services is recognized over the life of the related contract.

Financial instruments

Prior to the divestment of the mining operations, the Company entered into hedging transactions. These hedging transactions may have included forward sales and option contracts. Realized gains and losses on hedging arrangements were recognized in revenue when the designated production was delivered to meet the related commitment. The forward sales contracts entered into by the Company were subject to margin requirements beyond varying threshold limits, in the event that prices significantly increased.

The Company has not entered into any hedging arrangements or forward sales contracts subsequent to the divestment of the mining operations.

Income taxes

The Company uses the liability method of accounting for income taxes. The liability method records future tax assets and liabilities, which reflect the net tax effects of temporary differences between the carrying amounts for financial statement reporting purposes and the amounts used for income tax purposes, using substantively enacted tax rates. A valuation allowance is

Storage @ccess Technologies, Inc.
Notes to Consolidated Financial Statements
December 31, 2001 and 2000
-----------------------------------------------------------------------------
(expressed in U.S. dollars)


recorded to the extent that there is uncertainty regarding realization of future income tax assets.

Loss per share

In 2001, the Company adopted, on a retroactive basis, the new accounting recommendations regarding the calculation and presentation of earnings (loss) per share information as required by the Canadian Institute of Chartered Accountants (CICA) Handbook,
section 3500, "Earnings Per Share". Under these new recommendations, diluted earnings per share are computed using the treasury stock method. There was no impact on prior reported amounts as the effect would be anti-dilutive.

New accounting standards

The Company will be required to adopt the new Canadian standards for foreign currency translation, business combinations and goodwill and other intangible assets effective January 1, 2002. The new standards will not have a significant effect on the Company's current financial reporting. The business combinations and goodwill and other intangible assets standards are consistent with new accounting standards issued in the U.S. by the Financial Accounting Standards Board (FASB).

The Company will also be required to adopt the new Canadian standard for stock-based compensation and other stock-based payments effective January 1, 2002. The standard addresses the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It sets out a fair value based method of accounting and is required for certain, but not all, stock-based transactions. The new standard will affect awards granted after the date of adoption. The Company is currently evaluating the implementation of the new standard.

3    Discontinued operations

On July 27, 2000, the Company completed an agreement to sell to Crystallex International Corporation (Crystallex) all of its mining operations for (i) $5,000,000 in cash, of which $500,000 was advanced back in return for a promissory note, (ii) a $2,000,000 non-interest bearing promissory note, less a $219,000 offset for settlement of a value-added tax (VAT) receivable and (iii) assumption of the operation's long-term debt. $750,000 of the notes was paid in cash in October 2000, and the remainder of the notes was paid in freely tradeable shares of Crystallex, at Crystallex's option, in November 2000. The fair market value of the shares at the date of settlement equaled the carrying amount of the balance due from Crystallex.

Storage @ccess Technologies, Inc.
Notes to Consolidated Financial Statements
December 31, 2001 and 2000
------------------------------------------------------------------------------
(expressed in U.S. dollars)


A reconciliation of the loss on disposition of the mining properties is as follows:

                                                                $

     Net assets disposed of                            14,631,640
     Less: Net proceeds received                        6,781,000
                                                     ------------
     Loss on sale before the following                 (7,850,640)
     Disposal costs on sale of mineral properties       1,649,531
                                                     ------------
     Loss on sale of mineral interests                 (9,500,171)
                                                     ============

A summary of the results of discontinued operations for the year ended December 31, 2000 is as follows:

                                                                $

     Revenue                                            9,417,425
                                                     ============
     Loss before income taxes                          (5,655,847)
     Provision for income taxes                                 -
     Loss on sale of discontinued operations           (9,500,171)
                                                     ------------
     Loss from discontinued operations                (15,156,018)
                                                     ============

4    Acquisitions

a) On April 3, 2000, the Company announced that it had signed a letter of intent to purchase Champion Solutions Group, Inc. (Champion), a private U.S. corporation specializing in providing information technology infrastructure, including storage solutions, to third parties. The transaction was expected to close on or about June 1, 2000. As part of this transaction, the Company paid a $400,000 deposit into escrow for the benefit of the Champion shareholders, which was payable to such shareholders upon closing or if the Company failed to close the transaction. The Company decided not to complete the transaction with Champion and, accordingly, the deposit was forfeited. The amount has been reflected as an acquisition expense for the year ended December 31, 2000, along with other expenses relating to this proposed acquisition.

b) On August 28, 2000, the Company entered into a binding letter of intent to acquire certain intellectual property from Champion and enter into a non-compete agreement with Champion. On October
20, 2000, the Company entered a comprehensive agreement to acquire intellectual property related to the storage business, and all the issued and outstanding shares of SAI, a company formed on August 21, 2000 for the sole purpose of being acquired by the Company. The transaction closed on February 13, 2001 upon meeting certain conditions, including regulatory approval.
Pursuant to these agreements, the Company issued 12,600,000 common shares and 2,000,000 options to acquire common shares as follows:

     *   5,280,000 common shares and 500,000 options to Champion
         (Champion Consideration Shares and Champion Consideration
         Options);

     *   1,320,000 common shares to shareholders of SAI (SAI
         Consideration);

Storage @ccess Technologies, Inc.
Notes to Consolidated Financial Statements
December 31, 2001 and 2000
------------------------------------------------------------------------------
(expressed in U.S. dollars)


     * 3,600,000 common shares to parties who assisted in arranging the transaction (Finders' Shares);

     * 2,400,000 common shares to employees of Champion who became employees of the Company (Management Shares); and

     * 1,500,000 options to Champion and employees of Champion, as permitted by Champion (Champion Consulting Options).

As the data storage business developed by Champion and SAI was only in the development stage and had not commenced operations, the transaction represents an acquisition of intangible assets and certain employee compensation arrangements.

The acquisition of intangible assets and compensation arrangements was valued and recorded upon closing based on the fair market value of share and option consideration given. A value of $7,464,530 representing the Champion Consideration Shares, Champion Consideration Options, SAI Consideration and Finders' Shares was attributed to intellectual property.

A value of $1,686,810 representing Management Shares was attributed to compensation. The shares are subject to escrow agreements with release no later than five years from the transaction date or sooner based on certain performance objectives. Accordingly, the shares were valued at February 13, 2001 with the compensation cost being recognized over the expected period of release. The escrow arrangement was amended at the time certain employees were severed, to require the return of these shares to the Company, and unamortized compensation cost was expensed in the year.

The options issued have a strike price of CAN$1.39 per share and expire August 28, 2005. Champion Consideration Options vested on the closing date of the transaction and their value was assigned to intellectual property. The Champion Consulting Options vest over three years in exchange for consulting services and compensation expense will be recognized each period based on the fair value of the options as they vest.

As part of the transaction, the Company loaned $465,428 to certain Champion shareholders to cover certain income tax, legal, accounting and other transaction expenses associated with the transaction. The loan is due on April 15, 2002, accrued interest at 5.4% and is secured by the Company's shares owned by the Champion shareholders. On September 7, 2001, the loan balance of $477,255 was assigned to two officers and directors of the Company, with the Company's consent. On the same date, all of the Champion Consideration Shares were acquired directly by the same two directors of the Company. As at December 31, 2001, the Company has provided an allowance against the loan in the amount of $233,714, as the value of the Company's shares held as collateral had declined and certain disputes over the collectibility of the loans arose pursuant to the severance arrangement outlined below.

In the fourth quarter of 2001, 5,680,000 common shares that were issued in the above noted transactions were returned to the Company. The shares returned included 2,400,000 Management Shares and 3,280,000 Champion Consideration Shares. Upon return of the Management Shares, the Company recorded the remainder of the deferred compensation cost as an expense. The return of the shares has been accounted for as a redemption of shares for $nil consideration.

The Champion Consideration Shares, which had been acquired by two directors of the Company from the Champion shareholders, were returned in conjunction with a severance agreement with the

Storage @ccess Technologies, Inc.
Notes to Consolidated Financial Statements
December 31, 2001 and 2000
------------------------------------------------------------------------------

(expressed in U.S. dollars)


two directors. The difference between the consideration paid and the average per share amount of the common shares has been credited to contributed surplus.

As at December 31, 2001, the Company determined that the carrying value of the intangible assets were no longer recoverable. Based on an evaluation of undiscounted cash flows, the Company determined that the value of the intangible assets was $nil and, accordingly, recorded an impairment loss of $5,183,702.

Commencing August 28, 2000, the Company was responsible for funding the operations of SAI and, therefore, equity accounted for its investment until February 13, 2001 and consolidated its investment thereafter. As at December 31, 2000, the Company's investment comprised advances to SAI of $1,744,740, less equity losses of $1,108,214.

A summary of the results of SAI in the period that the Company did not have control of the shares of SAI is as follows:


                                        Period from       Period from
                                    January 1, 2001   August 28, 2000
                                    to February 12,   to December 31,
                                               2001              2000
                                                  $                 $

     Revenue                                      -               -
     Operating and other costs              353,566         1,108,214
                                    ---------------------------------
     Loss for the period                    353,566         1,108,214
                                    =================================

5    Marketable securities

Until June 30, 2000, the Company accounted for its investment in Wavve Telecommunications, Inc. (Wavve) on the equity basis;
thereafter, due to a dilution in its interest, it accounted for its investment on a cost basis. As at December 31, 2001, the Company's direct interest in Wavve was nil% (2000 - 10.61%).

The Company's investment in Crystallex was accounted for on a cost basis. As at December 31, 2001, the Company's direct interest in Crystallex was nil% (2000 - 1.63%).

Storage @ccess Technologies, Inc.
Notes to Consolidated Financial Statements
December 31, 2001 and 2000
------------------------------------------------------------------------------
(expressed in U.S. dollars)




6    Property, plant and equipment

                                                             December 31, 2001
                                 ---------------------------------------------
                                                    Accumulated
                                         Cost       amortization           Net
                                            $                  $             $

Computer hardware and software      5,119,633            701,486     4,418,147
Office equipment                      354,984             75,182       279,802
                                 ---------------------------------------------
                                    5,474,617            776,668     4,697,949
                                 =============================================

Included in property, plant and equipment are assets held under capital leases. As at December 31, 2001, the cost of these assets is $2,650,000 (2000 - $nil) and accumulated amortization of $132,501 (2000 - $nil) has been recorded against these assets.


7    Capital lease obligations

The Company leases certain computer hardware and software under capital leases. The future minimum lease payments under capital leases as at December 31, 2001 are as follows:

                                                                   $

     Year ending December 31
             2002                                          1,063,824
             2003                                          1,063,824
             2004                                            797,868
                                                       -------------
     Total minimum lease payments                          2,925,516
     Less: Amount representing interest at 12.5%             460,574
                                                       -------------
     Balance of obligation                                 2,464,942
     Less: Current portion                                   808,880
                                                       -------------
     Long-term capital lease obligations                   1,656,062
                                                       =============


Restricted cash as at December 31, 2001 includes $2,350,000 (2000 - $1,000,000) securing letters of credit related to equipment financing arrangements and equipment leases.

Storage @ccess Technologies, Inc.
Notes to Consolidated Financial Statements
December 31, 2001 and 2000
------------------------------------------------------------------------------
(expressed in U.S. dollars)



8    Share capital


Authorized

     Unlimited common shares, without par value

Issued
                                                           2001                             2000
                                        -----------------------        -------------------------
                                        Number                         Number
                                        of Shares                      of Shares
                                                              $                                $
Balance - Beginning of year             22,039,272    54,503,123       14,416,101     51,456,802

Issued during the year
  For cash
    Exercise of options                          -             -          960,500        255,477
    Exercise of warrants                   125,000        41,681        4,920,000      1,266,050
  For other consideration
    Extinguishment of debt                 728,379       526,000        1,594,537        895,810
    Mineral properties acquired                  -             -          148,134        128,984
    Acquisition of intangibles and SAI  12,600,000     8,855,754                -              -
    Exercise of special warrants        23,870,000    13,956,235                -              -
  Transfer of warrants                           -             -                -        500,000
Cancelled during the year               (5,680,000)   (5,987,379)               -              -
                                        --------------------------------------------------------
                                        31,643,379    17,392,291        7,623,171      3,046,321

                                        --------------------------------------------------------

Balance - End of year                   53,682,651    71,895,414       22,039,272     54,503,123
                                        ========================================================


a) On September 7, 2000, the Company issued 22,000,000 special warrants in escrow for gross proceeds of CAN$22,000,000 (net proceeds of $13,956,235 after deducting fees and expenses of $1,000,000). Each special warrant entitled the holder to acquire for no additional consideration one common share and one half of one common share purchase warrant (a "2000 Warrant") upon approval of the transaction by the Toronto Stock Exchange or approval of the listing of the common shares on the Canadian Venture Exchange. Each 2000 Warrant entitled the holder to acquire one common share for CAN$1.50 per common share for the first six months following the closing date and for CAN$1.75 per common share thereafter, with expiry being September 7, 2001. As certain qualification conditions in the arrangement were not met by December 6, 2000, on January 26, 2001, the Company agreed to issue an additional 1,870,000 special warrants for no additional consideration. The proceeds were released from escrow upon the following milestones: one third on filing of a preliminary prospectus with the Canadian securities authorities, one third on filing a final prospectus and one third on closing of the transactions described in note 4. As at December 31, 2000, two thirds of the proceeds had been released to the Company, with the remainder released in 2001. Following the final release of proceeds, each special warrant was automatically converted into one common share and one half of one 2000 Warrant. As compensation for the services related to the special warrant issue, the Company issued 880,000 broker warrants. Each broker

Storage @ccess Technologies, Inc.
Notes to Consolidated Financial Statements
December 31, 2001 and 2000
------------------------------------------------------------------------------
(expressed in U.S. dollars)


warrant consists of the right to purchase a unit consisting of one common share and one half of one 2000 Warrant at an original purchase price per unit of CAN$1.00. On September 7, 2001, the Company amended the terms of the 2000 Warrants and broker warrants by extending the term to September 7, 2002 and reducing the exercise price to CAN$0.50. In addition, the Company issued 440,000 additional broker warrants with similar terms. The incremental fair value of the amendments to the 2000 Warrants was not significant.

b) During 2001, the Company settled certain severance and salary obligations through the issue of common shares and common share purchase warrants. A severance obligation of $220,000 to a former officer of the Company was settled by issuing 298,949 common shares. Accrued salaries of $306,000 owed to two officers were settled by issuing 429,430 common shares and 429,430 common share purchase warrants on January 5, 2001. The common share purchase warrants have a three-year term and exercise price of CAN$1.40.

c) As discussed in note 4(b), 5,680,000 common shares were returned to the Company and cancelled in the fourth quarter of 2001.

d) In 2001, the Company approved an amendment to change the number of authorized common shares from 100,000,000 to an unlimited number.

e) During 2000, the Company settled certain debt and royalty obligations through the issue of common shares and common share purchase warrants. A royalty obligation of $579,336 associated with the discontinued mining operations was settled by issuing 1,156,617 common shares. A royalty obligation of $116,474 was settled by issuing 160,868 common shares and 160,868 common share purchase warrants on August 31, 2000. A loan of $200,000 from a company controlled by a director of the Company was settled by issuing 277,052 common shares and 277,052 common share purchase warrants on November 6, 2000. The common share purchase warrants have a three-year term and exercise price of CAN$1.40.

Storage @ccess Technologies, Inc.
Notes to Consolidated Financial Statements
December 31, 2001 and 2000
------------------------------------------------------------------------------
(expressed in U.S. dollars)


Warrants

                                                                          2001
                                       ---------------------------------------

                                       Number
                                       of shares        Price           Expiry
                                                        CAN$

Balance - Beginning of year             1,442,920     0.35 - 1.40         2003
Issued during the year
2000 Warrants issued upon exercise
  of special warrants                  11,935,000            0.50         2002
Broker warrants issued pursuant to
  placement of special warrants           440,000            0.50         2002
To extinguish salary obligations          429,430            1.40         2003
Exercised                                (125,000)           0.50         2001
                                       ---------------------------------------

Balance - End of year                  14,122,350     0.35 - 1.40  2002 - 2003
                                       =======================================


                                                                          2000
                                       ---------------------------------------

                                       Number
                                       of shares        Price           Expiry
                                                        CAN$

Balance - Beginning of year             5,045,000     0.35 - 0.50  2001 - 2003
Issued during the year
Private placement warrants                437,920            1.40         2003
Private placement broker warrants         880,000            1.00         2001
Exercised                              (4,920,000)    0.35 - 0.50  2001 - 2003
                                       ---------------------------------------

Balance - End of year                   1,442,920     0.35 - 1.40  2001 - 2003
                                       =======================================



Contributed surplus

A reconciliation of contributed surplus is provided as follows:

                                                                       $

Contributed surplus as at December 31, 1999 and 2000             800,000
Arising on cancellation of shares
  (notes 4(b) and 8(c))                                        5,694,206
                                                         ---------------

Contributed surplus as at December 31, 2001                    6,494,206
                                                         ===============

Storage @ccess Technologies, Inc.
Notes to Consolidated Financial Statements
December 31, 2001 and 2000
------------------------------------------------------------------------------
(expressed in U.S. dollars)


Stock option plan

The Company has a stock option plan under which the Company may grant options to its officers, directors, employees and consultants. Under the plan, the exercise price of each option for officers, directors, employees and consultants equals the market price of the Company's stock on the date of the grant, and an option's maximum term is five years. Options are granted throughout the year and are subject to various vesting provisions, ranging from immediately to vesting over a period of three years.

The Company has also granted 2,000,000 options to Champion and employees of Champion, as permitted by Champion, as described in note 4(b).

In addition, the Company has issued 1,500,000 options to two former officers of the Company for consulting services. These options have an exercise price of CAN$0.50 per share, which exceeded the market price of the Company's shares by CAN$0.35 on the date of grant. The fair value of the options issued for these services will be expensed over the period in which the consulting services are to be provided.

The total number of options available for issue is 10,736,530.

A summary of the status of the Company's stock options outstanding is as follows:


                                                             2001                           2000
                                     ----------------------------    ---------------------------
                                                         Weighted                       Weighted
                                       Number of          average    Number of           average
                                          shares   exercise price       shares   excercise price
                                                             CAN$                           CAN$

Outstanding - Beginning of year        6,438,500             1.30    1,639,000              0.34
Granted                                4,242,500             0.53    5,760,000              1.41
Exercised                                -                      -     (960,500)             0.38
Forfeited                             (4,743,500)            1.39            -                 -
                                     -----------------------------------------------------------

Outstanding - End of year              5,937,500             0.86    6,438,500              1.35
                                     ===========================================================

Options exercisable - End of year      5,630,000             0.89      360,800              0.34
                                     ===========================================================


Storage @ccess Technologies, Inc.
Notes to Consolidated Financial Statements
December 31, 2001 and 2000
------------------------------------------------------------------------------
(expressed in U.S. dollars)


The following table summarizes information about stock options outstanding as at December 31, 2001:

                                         Weighted
                                          average
                                        remaining
                           Number     contractual            Number
Exercise Price        outstanding            life       exercisable
          CAN$
     0.15               1,150,000       5.0 years         1,150,000
     0.28                  10,000       4.7 years             3,000
     0.50               1,500,000       1.3 years         1,500,000
     0.75                 215,000       4.0 years            64,500
     1.39               2,812,500       3.7 years         2,812,500
     1.08                 100,000       4.1 years           100,000
     1.10                 150,000       4.2 years                 -
                      -----------                       -----------
                        5,937,500                         5,630,000
                      ===========                       ===========


Loss per share

Loss per share is calculated using the weighted average number of common shares outstanding for the year of 54,205,371 (2000 -
19,204,344). No effect ha
s been given to the potential exercise of stock options or warrants in the calculation of fully diluted loss per share as the effect would be anti-dilutive.


9    Financial instruments

Financial instruments are initially recorded at historical cost. The fair values of cash and cash equivalents, accounts receivable and other current assets, due from related parties, accounts payable and accrued liabilities and other current liabilities approximate their recorded amounts because of the short period to receipt or payment of cash. The fair value of the capital lease obligations approximates its recorded amount.

The fair value of marketable securities as at December 31, 2001 is $nil (2000 - $3,363,307). The fair value of the long-term investment as at December 31, 2001 is $nil (2000 - $636,500).

Storage @ccess Technologies, Inc.
Notes to Consolidated Financial Statements
December 31, 2001 and 2000
------------------------------------------------------------------------------
(expressed in U.S. dollars)


10   Income taxes

Income tax expense varies from the amount that would be computed by applying the combined federal and provincial income tax rate of 41.74% (2000 - 43.95%) to income before taxes as follows:

                                                  Years ended December 31,
                                               ------------------------------
                                                       2001              2000
                                                          $                 $

Loss from continuing operations                (18,287,500)        (2,856,176)
                                               ------------------------------

Income tax recovery based on statutory rates    (7,633,203)        (1,255,289)
Effect of reductions in tax rates on future
  income taxes                                   1,297,048            796,720
Effect of foreign income tax rates differing
  from Canadian income tax rates                   384,173                  -
Non-deductible expenses                          1,292,335            174,648
Change in valuation allowance                    4,659,647            283,921
                                               ------------------------------

Income tax expense (benefit)                             -                  -
                                               ==============================


The significant components of the Company's future income tax assets are as follows:


                                                  Years ended December 31,
                                               ------------------------------
                                                       2001              2000
                                                          $                 $

Operating loss carry-forwards                     5,322,337         2,651,311
Basis differences of property                     1,686,238                 -
Share issue costs                                   200,914           344,516
Accrued charges not deductible for
  tax purposes                                      385,586                 -
Other                                               254,214           193,815
                                               ------------------------------

                                                  7,849,289         3,189,642
Less: Valuation allowance                         7,849,289         3,189,642
                                               ------------------------------

Net future income tax assets                              -                 -
                                               ==============================

Storage @ccess Technologies, Inc.
Notes to Consolidated Financial Statements
December 31, 2001 and 2000
------------------------------------------------------------------------------
(expressed in U.S. dollars)




As at December 31, 2001, the Company has available loss carry-forwards, which may be used to reduce taxable income in future years. These losses expire as follows:

                                                   $

     2002                                    327,594
     2003                                    746,388
     2004                                    960,763
     2005                                  3,191,829
     2006                                    349,455
     2007                                    838,507
     2008                                  1,299,660
     2021                                  8,104,907
                                       -------------
                                          15,819,103
                                       =============


The Company also has an estimated $27,273,827 in allowable capital losses as at December 31, 2001 that can only be applied against taxable capital gains in future years.


11   Statement of cash flows

The change in non-cash working capital from continuing operations is as follows

                                                    2001            2000
                                                       $               $

Decrease (increase) in current assets
Accounts receivable and other current assets      61,083 	(164,473)
Increase in current liabilities
Accounts payable and accrued liabilities       1,158,216         664,395
                                             ---------------------------
                                               1,219,299         499,922
                                             ===========================


The Company entered into certain significant non-cash transactions during the year. These are described in notes 4, 6 and 8 to these consolidated financial statements.


12   Related party transactions

Until June 30, 2000, the Company accounted for its investment in Wavve on the equity basis; thereafter, due to a dilution of the Company's interest, the Company has accounted for Wavve on the cost basis.

On May 25, 2001, the Company paid the remaining balance and all outstanding interest on the Wavve loan facility. The facility, in the amount of $1,000,000, bore interest at the rate of U.S. LIBOR plus 4%, payable monthly. Wavve agreed to postpone the repayment of interest and principal of this loan. In consideration of the postponement, the Company issued to Wavve 1,250,000 warrants to purchase shares of the Company at an exercise price of CAN$0.35 per share. These warrants were exercised in the third quarter of 2000.

Storage @ccess Technologies, Inc.
Notes to Consolidated Financial Statements
December 31, 2001 and 2000
------------------------------------------------------------------------------
(expressed in U.S. dollars)


The Company shared certain corporate office costs with Wavve until the fourth quarter of 2000. The net amount receivable from Wavve as at December 31, 2001 was $nil (2000 - $40,853).

During the year ended December 31, 2001, the Company acquired computer hardware from Champion in the amount of $1,183,093. These purchases were in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. As at December 31, 2001, accounts payable and accrued liabilities include an amount of $74,988 due to Champion.

In addition to the loan receivable related to shareholder transaction costs (note 4(b)), the Company has employee share purchase loans of $100,000 as at December 31, 2001 included in current assets.


13   Commitments

The Company leases its office space and certain office equipment under non-cancellable operating leases. As at December 31, 2001, accounts payable and accrued liabilities include $1,062,000 due under leases payable over the next two years. In addition, future minimum lease payments under operating leases for years ending December 31 are as follows:

                                                  $

     2002                                   199,854
     2003                                   209,411
     2004                                   184,031
     2005                                   180,844


14   Subsequent events

On December 28, 2001, the Company vacated certain computer data centers located in New York, New York and Miami, Florida and migrated all customer data to Atlanta, Georgia. Under the terms of the Company's lease, the Company believes that the lessor failed to actively market and sell the Company's storage services as agreed to under the "Master License Agreement." As a result, on March 12, 2002, the Company filed a lawsuit against the lessor for fraudulent inducement and rescission. Management's estimate of the amount that may be ultimately payable under the lease has been accrued for financial statement purposes.


15   Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.


16 Differences from United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) which differ in certain respects from the principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance

Storage @ccess Technologies, Inc.
Notes to Consolidated Financial Statements
December 31, 2001 and 2000
------------------------------------------------------------------------------
(expressed in U.S. dollars)


with accounting principles generally accepted in the United States (U.S. GAAP). The material differences in the measurement and recognition of transactions between U.S. and Canadian GAAP are described below. This note does not contain all disclosures that would be required under U.S. GAAP.

The following is a reconciliation of the loss for the year reflecting the differences between Canadian and U.S. GAAP:

                                                  Years ended December 31,
                                               ------------------------------
                                                       2001              2000
                                                          $                 $


Loss from continuing operations in
  accordance with Canadian and U.S. GAAP        (18,287,500)       (2,856,176)
                                               ------------------------------

Loss from discontinued operations in
  accordance with Canadian GAAP                           -       (15,156,018)
Adjustment related to capitalized
  exploration costs (b)                                   -        11,761,198
                                               ------------------------------

Loss from discontinued operations in
  accordance with U.S. GAAP                               -        (3,394,820)
                                               ------------------------------

Loss in accordance with U.S. GAAP               (18,287,500)       (6,250,996)
Other comprehensive income (loss)
  - available for sale securities (d)            (1,301,277)        1,301,277
                                               ------------------------------

Comprehensive loss in accordance with
  U.S. GAAP                                     (19,588,777)       (4,949,719)
                                               ==============================

Basic and diluted loss per share in
  accordance with U.S. GAAP
    Continuing operations                             (0.34)            (0.15)
    Discontinued operations                               -             (0.18)
                                               ------------------------------

                                                      (0.34)            (0.33)
                                               ==============================
Shares used in computing basic and
  diluted loss per share                         54,205,371        19,204,344
                                               ==============================

Storage @ccess Technologies, Inc.
Notes to Consolidated Financial Statements
December 31, 2001 and 2000
------------------------------------------------------------------------------
(expressed in U.S. dollars)



A reconciliation of shareholders' equity reflecting the differences between Canadian and U.S. GAAP is set out below:



                                                  Years ended December 31,
                                               ------------------------------
                                                       2001              2000
                                                          $                 $


Shareholders' equity in accordance with
  Canadian GAAP                                   8,262,945        17,124,597
Less: Adjustment for special warrants
  treated as mandatorily redeemable for
  U.S. GAAP (g)                                           -       (13,956,235)
Accumulated other comprehensive income
  (loss) - adjustment to reflect
   unrealized gain on marketable
   securities, net of taxes of $nil                       -         1,301,277
Employee share purchase loans (a)                  (100,000)                -
                                               ------------------------------
Shareholders' equity in accordance
  with U.S. GAAP                                  8,162,945         4,469,639
                                               ==============================


As a result of the adjustments above, the consolidated balance sheet captions under U.S. GAAP as at December 31, 2000 for marketable securities would increase by $1,301,277 to $3,363,307 to reflect the unrealized appreciation in value with a corresponding entry being made to accumulated other comprehensive income (loss). Additionally, the special warrants of $13,956,235 would be reported outside of shareholders' equity. As at December 31, 2001, no differences exist on the consolidated balance sheet presented under Canadian GAAP, other than the reclassification of employee share purchase loans from current assets to shareholders equity.

a)   Employee share purchase loans and deferred compensation

Under U.S. GAAP, employee share purchase loans are presented as a reduction of shareholders' equity, unless certain criteria are met. These criteria include the repayment of the loans over a short period of time. Under the Company's share purchase plan, loans do not have a short repayment period. Under Canadian GAAP, the loans are presented as assets.

Under U.S. GAAP, the unamortized balance of share compensation issued to employees is recorded as a reduction in shareholders' equity. Under Canadian GAAP, the unamortized balance of share compensation is recorded as an asset. As at December 31, 2001, there was no deferred compensation and, accordingly, there is no U.S. GAAP difference.

b)   Mineral properties and deferred exploration costs

Under U.S. GAAP, certain exploration and development costs capitalized for Canadian GAAP reporting purposes would have been expensed in the year incurred. As a result, expenses in prior years would have been higher and the loss on sale of discontinued operations in 2000 lower under U.S. GAAP.

c)   Consolidated statements of cash flows

The Canadian accounting standard for the preparation of consolidated statements of cash flows is consistent with the guidance provided under International Accounting Standard No. 7

Storage @ccess Technologies, Inc.
Notes to Consolidated Financial Statements
December 31, 2001 and 2000
------------------------------------------------------------------------------
(expressed in U.S. dollars)



and, accordingly, the consolidated statements of cash flows presented in these consolidated financial statements have not been reconciled to U.S. GAAP under the accommodation provided by the Securities and Exchange Commission.

d)   Investment in marketable securities

Under U.S. GAAP, investments classified as "available for sale" are carried at market value, and changes in unrealized gains and losses are included in other comprehensive income. The reversal of previously reported gains is the result of the sale of securities in 2001. In accordance with Canadian GAAP, the Company carries its investments in marketable securities at cost.

e)   Comprehensive income (loss)

Comprehensive income (loss), defined as all changes in equity other than those resulting from investments by owners and distributions to owners, must be reported under U.S. GAAP. There is no similar requirement under Canadian GAAP.

f)   Stock compensation

Under the requirements of Emerging Issues Task Force (EITF) Abstract 00-23, "Issues Related to the Accounting for Stock Compensation under APB Opinion Number 25", after January 18, 2001, variable accounting is required for stock options that are issued in a currency other than the primary economic environment of the employer or the employee. As at December 31, 2001, there is no significant effect of this requirement on the Company's reported results.

g)   Special warrants

Under U.S. GAAP, special warrants are not recorded as permanent equity instruments if conditions exist that require the issuer to settle the instrument in cash, as is the case with the Company's outstanding special warrants. Under Canadian GAAP, as it was possible that the conditions attached to the special warrants conversion would be met, the special warrants were classified as equity.

h) New accounting standard - accounting for the impairment or disposal of long-lived assets

Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued in October 2001. The statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of" and applies to recognized long-lived assets of an entity to be held and used or to be disposed of, including capital leases of lessees, long-lived assets of lessors subject to operating leases and long-term prepaid assets. The standard requires that an impairment loss should be recognized if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value for assets in use. Long-lived assets classified as held for sale should be measured at the lower of their carrying amount or fair value less cost to sell. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company is currently evaluating the implementation aspects of the new standard.

Storage Access, INC.
-----------------------------
(A Development Stage Company)



FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2000

                              AUDITORS' REPORT


To the Board of Directors of Storage Access, Inc.:


We have audited the balance sheet of Storage Access, Inc. (a Delaware corporation in the development stage) as of September 30, 2000, and the statements of operations, shareholders' deficit and cash flows for the period from inception (August 21, 2000) to September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of Storage Access, Inc. as of September 30, 2000, and the results of its operations and its cash flows for the period from inception (August 21, 2000) to September 30, 2000 in accordance with Canadian generally accepted accounting principles.


(Signed) "PricewaterhouseCoopers LLP"

Chartered Accountants

Toronto, Canada
November 29, 2000

                              Storage Access, INC.
                              --------------------
                          (A Development Stage Company)


                                BALANCE SHEET
                                -------------

                             SEPTEMBER 30, 2000
                             ------------------

                          (amounts in U.S. dollars)



                                    ASSETS
                                    ------

CURRENT ASSETS:
  Cash and cash equivalents                                 $       -
  Prepaid expenses                                                15,000
                                                            ------------
                                                                  15,000

PROPERTY AND EQUIPMENT, net                                      382,657

INTANGIBLE ASSETS                                                155,000
                                                            ------------

    Total assets                                            $    552,657
                                                            ============

                   LIABILITIES AND SHAREHOLDERS' DEFICIT
                   -------------------------------------

CURRENT LIABILITIES:
  Accrued liabilities                                       $    227,429
  Due to Bolivar                                                 343,000
  Due to Champion                                                 31,750
  Current portion of obligation under capital lease               10,487
                                                            ------------
                                                                 612,666

OBLIGATION UNDER CAPITAL LEASE, net of current portion            23,425
                                                            ------------

    Total liabilities                                            636,091
                                                            ------------
COMMITMENTS AND CONTINGENCIES (Notes 1, 4, 5 and 6)

SHAREHOLDERS' DEFICIT:
  Common shares, $0.01 par value, 100,000 shares authorized,
    13,200 shares issued and outstanding                             132
  Subscriptions receivable                                          (132)
  Deficit accumulated during the development stage               (83,434)
                                                            ------------
    Total shareholders' deficit                                  (83,434)
                                                            ------------

    Total liabilities and shareholders' deficit             $    552,657
                                                            ============



               The accompanying notes to financial statements
                 are an integral part of this balance sheet.

                             Storage Access, INC.
                             --------------------
                        (A Development Stage Company)


                           STATEMENT OF OPERATIONS
                           -----------------------

              FOR THE PERIOD FROM INCEPTION (AUGUST 21, 2000)
              -----------------------------------------------

                            TO SEPTEMBER 30, 2000
                            ---------------------

                          (amounts in U.S. dollars)



REVENUE                                               $       -
                                                      ------------

EXPENSES:
  General and administrative expenses                       81,262
  Depreciation and amortization                              2,172
                                                      ------------
      Total expenses                                        83,434
                                                      ------------

      Net loss for the period                         $     83,434
                                                      ============












               The accompanying notes to financial statements
                 are an integral part of this balance sheet.

                            Storage Access, INC.
                            --------------------
                       (A Development Stage Company)


                     STATEMENT OF SHAREHOLDERS' DEFICIT
                     ----------------------------------

              FOR THE PERIOD FROM INCEPTION (AUGUST 21, 2000)
              -----------------------------------------------

                            TO SEPTEMBER 30, 2000
                            ---------------------

                          (amounts in U.S. dollars)




                                         Common Stock   Subscriptions
                                         ------------
                                       Shares    Amount  Receivable      Deficit      Total
                                      --------  -------- -----------   -----------   ---------

Initial capitalization of the Company  13,200   $  132   $   (132)      $       -    $       -

Net loss for the period                   -          -          -         (83,434)     (83,434)
                                       ------   ------   --------       ---------    ---------

BALANCE, September 30, 2000            13,200   $  132   $   (132)      $ (83,434)   $ (83,434)
                                       ======   ======   ========       =========    =========








               The accompanying notes to financial statements
                 are an integral part of this balance sheet.

                              Storage Access, INC.
                              --------------------
                         (A Development Stage Company)


                          STATEMENT OF CASH FLOWS
                          -----------------------

                FOR THE PERIOD FROM INCEPTION (AUGUST 21, 2000)
                ----------------------------------------------

                             TO SEPTEMBER 30, 2000
                             ---------------------

                           (amounts in U.S. dollars)




NET CASH FLOWS USED IN OPERATING ACTIVITIES:
  Net loss for period                                           $   (83,434)
  Adjustments to reconcile net loss to net cash
   used in operating activities-
    Depreciation and amortization                                     2,172
    Changes in assets and liabilities related to operations-
       Prepaid expenses                                             (15,000)
       Accrued liabilities                                           31,512
       Due to Champion                                               31,750
                                                                -----------
          Net cash used in operating activities                     (33,000)
                                                                -----------
NET CASH FLOWS USED IN INVESTING ACTIVITIES:
  Purchase of property and equipment                               (155,000)
  Purchase of intangible assets                                    (155,000)
                                                                -----------
          Net cash used in investing activities                    (310,000)
                                                                -----------
NET CASH FLOWS FROM FINANCING ACTIVITIES:
  Advances from Bolivar                                             343,000
                                                                -----------
          Net cash provided by financing activities                 343,000
                                                                -----------

NET CHANGE IN CASH AND CASH EQUIVALENTS                               -

CASH AND CASH EQUIVALENTS, beginning of period                        -
                                                                -----------

CASH AND CASH EQUIVALENTS, end of period                        $     -
                                                                ===========
SUPPLEMENTAL CASH FLOW DISCLOSURES:
  Issuance of common stock for subscription receivable          $       132
  Property and equipment acquired through
    capital lease obligations                                   $    33,912
  Property and equipment acquired through
    accrued liabilities obligation                              $   195,917





               The accompanying notes to financial statements
                 are an integral part of this balance sheet.

                            Storage Access, INC.
                            --------------------
                      (A Development Stage Company)


                        NOTES TO FINANCIAL STATEMENTS
                        -----------------------------

                             SEPTEMBER 30, 2000
                             ------------------

                          (amounts in U.S. dollars)


1.  THE COMPANY
    -----------

Storage Access, Inc. (the "Company"), a Delaware corporation, was organized on August 21, 2000. During the period from August 21, 2000 (inception) through September 30, 2000, the Company has devoted its efforts to the start-up of its operations. The Company's fiscal year-end is December
31, 2000.

The Company intends to operate as an Internet-based data storage consulting, implementation and support business. Services will be provided through a series of solution offerings based upon customer management requirements. Additionally, the Company will provide a suite of hosted storage management solutions delivered through Internet service providers, application service providers and other reseller channels. The Company's core business will focus on providing a Web-based solution to enterprises' data storage needs. The Company's corporate headquarters is located in Boca Raton, Florida, United States.

As described in Note 5, the Company executed a letter of intent with Bolivar Goldfields Ltd. ("Bolivar") to acquire all of the Company's issued and outstanding shares for shares of Bolivar. The approval for Bolivar's acquisition of the Company took place at Bolivar's shareholders' meeting on October 13, 2000. Bolivar also committed to commence funding of the Company, and through September 30, 2000, had incurred costs on behalf of the Company in the amount of $343,000, which include the funding of commitments to StoragePoint, Inc. as described in Note 6. These expenditures on behalf of the Company are evidenced by the Company's promissory note, which is due and payable contemporaneously with the closing of the acquisition and which note shall be contributed to the capital of the Company upon the closing.

Bolivar has also committed to raise 22,000,000 Canadian dollars for contribution to the Company for working capital required in the establishment of its business. These funds were placed in escrow on September 7, 2000 and are scheduled for release pending Canadian regulatory approval of the financing related to raising the funds.

Champion Solutions Group, Inc. ("Champion") sold intellectual property to Bolivar. Champion will be a reseller of the Company's services. Champion has paid certain start-up costs of the Company. Upon completion of the Purchase Agreement described in Note 5, all advances not previously repaid to Champion will be repaid.

The Company is a development stage enterprise and has not realized operating revenues to date. Expenses incurred have primarily been general and administrative costs. The development nature of the activities is such that inherent risks exist in the Company's operations. Successful future operations are subject to several risks, including the ability of the Company to successfully market and generate significant revenue related to the sales of its service and continued development of software and related enhancements to allow entry into new markets. After services have been developed and successfully introduced into a market, additional time may be necessary before significant revenues are recognized. During this time, the Company may require additional financing, which may not be available. Management believes that sufficient funds will be available either through operations, Bolivar or Champion to fund operations over the next year.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    ------------------------------------------

      Use of Estimates
      ----------------

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates. Management periodically evaluates estimates used in the preparation of the financial statements for continued reasonableness.

      Cash and Cash Equivalents
      -------------------------

Cash and cash equivalents are generally comprised of bank accounts and highly liquid investments with an initial maturity of less than three months.

      Intangible Assets
      -----------------

The Company has acquired certain intangible assets at an aggregate cost of $155,000 from StoragePoint, Inc. ("StoragePoint"), which includes software licenses. Such intangible assets will be amortized over the expected life of the license agreement, or in the case of a lifetime agreement, three years. Amortization will commence once the Company begins revenue-producing activities.

      Property and Equipment
      ----------------------

Property and equipment are recorded at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the related assets. Equipment under capital lease is depreciated over the life of the lease. Computer equipment and software are depreciated over three years. Maintenance, repairs and minor renewals are expensed as incurred. Expenditures that substantially increase an asset's useful life are capitalized.

      Impairment of Long-lived Assets
      -------------------------------

The Company periodically evaluates whether events and circumstances have occurred that may warrant revision to the estimated useful life of its long-lived assets or whether the remaining balance of long-lived assets should be evaluated for possible impairment. The Company uses an estimate of the related undiscounted cash flows over the remaining life of the long-lived assets in measuring their recoverability.

      Start-up Costs
      --------------

The Company has expensed all start-up costs as incurred.

      Financial instruments
      ---------------------

Financial instruments are initially recorded at historical cost. The fair values of due to Bolivar and Champion approximate their recorded amounts because of their short-term nature.

      Income taxes
      ------------

Since inception the Company has incurred operating losses aggregating approximately $83,000. Such losses have not been benefited as management believes that it is not "more likely than not" that the Company will realize these assets due to the fact that there is no history of taxable income.

3.  PROPERTY AND EQUIPMENT
    ----------------------

Property and equipment at September 30, 2000 consists of:

Computer equipment and software                      $ 350,917

Equipment under capital lease                           33,912
                                                     ---------
                                                       384,829

Less: accumulated depreciation and amortization          2,172
                                                     ---------
                                                     $ 382,657
                                                     =========

4.  LEASE OBLIGATIONS
    -----------------

The Company has certain capital and operating leases. Future minimum obligations are as follows:

                                             Capital          Operating
                Fiscal Year                   Lease             Lease
                -----------                  --------         ---------

     2000 (October 1 - December 31)          $  3,915         $  21,612
     2001                                      15,660           105,388
     2002                                      15,660           101,123
     2003                                       7,831           106,169
     2004                                           -           111,478
     2005                                           -           106,863
                                             --------         ---------
                                               43,066          $552,633
Less: amount representing interest              9,154         =========
                                             --------
Present value of net minimum lease payments  $ 33,912
                                             ========

5.  PURCHASE AGREEMENT
    ------------------

On August 28, 2000, the Company and its shareholders executed a letter of intent with Bolivar to exchange all of its issued and outstanding shares for 1,320,000 common shares of Bolivar. In addition, Bolivar is acquiring certain intellectual property and intangible assets related to the business of the Company from Champion and entering into a non-compete agreement with Champion. Consideration for these intangibles consists of 5,280,000 common shares of Bolivar and 2,000,000 options to acquire common shares of Bolivar at an exercise price of 1.39 Canadian dollars per share, exercisable at any time until August 28, 2005. The options are subject to a three-year vesting provision. In connection with the acquisition agreement Bolivar will also issue 3,400,000 common shares to certain employees of Champion and third parties who will be employed by Bolivar or who assisted in the establishment of the Company. These shares are subject to a three-year vesting provision. The transaction closed in escrow on October 30, 2000.

6.  COMMITMENTS
    -----------

On September 18, 2000, the Company executed a letter of intent with StoragePoint under which the parties entered into a strategic alliance. The Company intends to deploy StoragePoint's software and software development resources in support of the Company's strategic initiatives in establishing its business. Under the strategic alliance, the Company will pay to StoragePoint a royalty of $50 for each user of the system after the closing of the final agreement.

In addition, the Company committed to purchase a minimum of 800 hours of software development at a cost of $120,000 over a two-year period, of which $30,000 was paid upon the execution of the letter of intent. The Company and StoragePoint will co-own any software developed. Such amounts paid have been capitalized and are included in intangible assets in the accompanying balance sheet.

The Company also agreed to purchase StoragePoint's San Diego data center, data center hardware and software licenses for an aggregate cost of $325,000.